UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TOWER INTERNATIONAL, INC.

(Name of Subject Company)

TOWER INTERNATIONAL, INC.

(Name of Person Filing Statement)

Common Stock, $.01 par value per share

(Title of Class of Securities)

891826109

(CUSIP Number of Class of Securities)

James C. Gouin

Chief Executive Officer and President

Tower International, Inc.

17672 Laurel Park Drive North, Suite 400E

Livonia, Michigan 48152

(248) 675-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Peter H. Ehrenberg, Esq.

Kate Basmagian, Esq.

Robert Bee, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

(212) 262–6700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Tower International, Inc., a Delaware corporation (“Tower”). Tower’s principal executive offices are located at 17672 Laurel Park Drive North, Suite 400 E, Livonia, Michigan 48152, and its telephone number is (248) 675-6000. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Tower” refer to Tower International, Inc.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is Tower’s shares (“Shares”) of common stock, par value $0.01 per Share (the “Company’s common stock”). As of August 9, 2019 there were:

•	20,690,457 Shares issued and outstanding;

•	326,556 Shares issuable upon the exercise of options (“Options”) granted and outstanding under the Company’s 2010 Equity Incentive Plan (the “2010 Plan”); and

•	457,102 Shares issuable upon the settlement of restricted stock units (“RSUs”) granted and outstanding under the 2010 Plan.

There are no shares of preferred stock, par value $0.01, outstanding. All references to RSUs in this Schedule 14D-9 have been rounded down, for each holder, to the nearest whole number.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of Tower, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. The Company’s website address is https://towerinternational.com. The information on the Company’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Tiger Merger Sub, Inc., a Delaware corporation (“Purchaser” or “Merger Sub”) and a wholly owned subsidiary of Autokiniton US Holdings, Inc., a Delaware corporation (“AGG” or “Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as described below, any and all of the outstanding Shares at a purchase price of $31.00 per Share in cash, net of applicable tax withholding and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on August 15, 2019 by Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

The Offer and withdrawal rights will expire at 5:00 p.m. (New York City time), on September 13, 2019 (the “Expiration Time,” unless Purchaser has extended or earlier terminated the period during which the Offer is open in accordance with the Merger Agreement (defined below), in which event, the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 12, 2019 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Tower, Parent and Purchaser. A summary of the material terms of the Merger Agreement is contained in Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents” of the Offer to Purchase. The Offer is conditioned upon, among other things, the satisfaction or waiver (to the extent permitted by applicable law) of certain conditions, including that the number of Shares validly tendered (and not properly withdrawn) prior to the Expiration Time (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the Delaware General Corporation Law, as amended (the “DGCL”), by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)), together with the Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL), represent at least one Share more than 50% of the then outstanding Shares (the “Minimum Tender Condition”). Additional conditions of the Offer are described further in Section 13—“Conditions of the Offer” of the Offer to Purchase.

The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of all of the conditions of the Offer, (i) prior to 9:00 a.m., New York City time, on the business day immediately following the Expiration Time, Merger Sub shall, and Parent shall cause Merger Sub to, irrevocably accept for payment (the time of acceptance for payment, the “Offer Acceptance Time”) all Shares validly tendered and not properly withdrawn pursuant to the Offer and (ii) at or as promptly as practicable following the Offer Acceptance Time (but in any event within two business days thereafter) Merger Sub shall, and Parent shall cause Merger Sub to, pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer at the Offer Acceptance Time. Assuming the Offer is consummated in accordance with the Merger Agreement, then, as soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of the applicable conditions in the Merger Agreement, pursuant to Section 251(h) of the DGCL, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a direct, wholly owned subsidiary of Parent (the “Surviving Corporation”), without a meeting or vote of the Company’s stockholders. Parent shall cause the Surviving Corporation to use reasonable best efforts to cause the delisting of the Company and of the Shares from The New York Stock Exchange as promptly as practicable after the consummation of the Merger (the “Effective Time”) and the deregistration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as promptly as practicable after such delisting. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As a result of the Merger, each Share (other than any Shares (i) issued immediately prior to the Effective Time and that are held in treasury by the Company, (ii) issued and outstanding immediately prior to the Effective Time and that are owned, directly or indirectly, by the Company, Parent, Merger Sub (including any Shares acquired in the Offer) or any of their respective Subsidiaries, or (iii) issued and outstanding immediately prior to the Effective Time that are held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL and, as of the Effective Time, such holder has not timely withdrawn its demand for appraisal or failed to perfect or otherwise waived or lost its right of appraisal pursuant to the DGCL with respect to such Shares) will (x) be automatically converted into the right to receive the Offer Price, net of applicable tax withholding, without interest, payable to the holder thereof upon surrender of such Share and (y) cease to be outstanding, be cancelled and cease to exist, and each holder of Shares outstanding immediately prior to the Effective Time that are represented by a valid certificate or Shares represented by book-entry immediately prior to the Effective Time, shall thereafter cease to have any rights with respect to such Shares except the right to receive the Offer Price into which such Shares have been converted. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Offer is made only for Shares and is not made for any Options or RSUs (collectively, the “Company Equity Awards”). See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards and Company Performance Awards” below, which is incorporated by reference herein, for a description of the treatment of Company Equity Awards and for a description of performance awards granted under the 2010 Plan that are outstanding immediately prior to the Effective Time (the “Company Performance Awards”).

According to the Offer to Purchase, the principal executive office of Purchaser is located at 485 Lexington Avenue, 31st Floor, New York, NY 10017 and its telephone number is (212)-338-5100. According to the Offer to Purchase, the principal executive office of Parent is located at 485 Lexington Avenue, 31st Floor, New York, NY 10017, and its telephone number is (212)-338-5100.

For the reasons described below, our Board of Directors (our “Board of Directors” or our “Board”) unanimously supports the Offer, the Merger and the other Transactions and recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in and pursuant to the Offer.

The foregoing summary and description of the Offer and Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest.

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) us or any of our affiliates, on the one hand, and (ii) (x) any of our executive officers, directors or affiliates, or (y) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and its Executive Officers, Directors, and Affiliates.

Our executive officers, directors, and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions (see “Item 4. The Solicitation or Recommendation—Reasons for Recommendation”). As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of Company Equity Awards;

•	payments in respect of Company Performance Awards;

•	the potential receipt of certain payments and benefits pursuant to individual employment agreements upon certain types of terminations of employment following the consummation of the Transactions;

•

the potential receipt of tax gross-up payments by certain executive officers who are subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), in connection with the Transactions; and

•	the entitlement to indemnification benefits in favor of directors and executive officers of the Company.

For further information with respect to the arrangements between us and certain of our executive officers, directors, and affiliates described in this Item 3, as well as other arrangements between us and our executive officers, directors, and affiliates, please see the information under the heading(s): (i) “The Board of Directors—Non-Employee Director Compensation”, “Compensation Discussion and Analysis”, “Compensation Matters—2018 Summary Compensation Table”, “Compensation Matters—Grants of Plan-Based Awards”, “Compensation Matters—Outstanding Equity Awards at Fiscal Year-End Tables”, “Compensation Matters—Equity Exercises and Vesting During 2018 Table”, “Compensation Matters—NEO Employment Agreements”, “Compensation Matters—Potential Payments Upon Termination”, “Compensation Matters—Compensation of Board Members”, “Security Ownership”, and “Certain Relationships and Related Party Transactions” of our Definitive Proxy Statement on Schedule 14A, filed by us with the SEC on March 21, 2019, (ii) “Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” of our Current Report on Form 8-K filed by us with the SEC on June 17, 2019, (iii) “Item 1.01 Entry into a Material Definitive Agreement” of our Current Report on Form 8-K filed by us with the SEC prior to the opening of the U.S. capital markets on July 12, 2019, and (iv) “Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” of our Current Report on Form 8-K filed by us with the SEC after the close of the U.S. capital markets on July 12, 2019, which excerpts are incorporated herein by reference as Exhibits (e)(2), (e)(3), (e)(4), and (e)(5), respectively.

Outstanding Shares Held by Directors and Executive Officers

If our executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as our other stockholders.

The following table sets forth (i) the number of Shares beneficially owned as of August 9, 2019, by each of our executive officers and directors (which, for clarity, excludes Shares subject to issuance pursuant to granted and outstanding Company Equity Awards) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
Executive Officers
Nanette Dudek	1,337	41,447
Mark R. Flynn	766	23,746
James C. Gouin	144,237	4,471,347
Jeffrey L. Kersten	35,028	1,085,868
Reid Southby	—	—
Douglas Wagner	1,680	52,080

Non-Employee Directors
Thomas K. Brown	6,390	198,090
James Chapman	—	—
Alison Davis-Blake	—	—
Frank E. English, Jr.	—	—
Dev Kapadia	—	—
Mark Malcolm	676,446	20,969,826

All of our directors and executive officers as a group (12 persons)	865,884	26,842,404

Treatment of Company Equity Awards and Company Performance Awards

Options.    Pursuant to the Merger Agreement, at the Effective Time, each Option granted under the 2010 Plan that is unexercised and outstanding immediately prior to the Effective Time, whether vested or unvested, and that has an exercise price per Share that is less than the amount of the Offer Price (an “in the money Option”), will fully vest and will be cancelled and converted automatically into the right to receive, as soon as reasonably practicable after the Effective Time (but no later than the first regularly scheduled payroll date that is at least five business days after the Effective Time), an amount in cash, without interest, equal to the product of (i) the amount by which the Offer Price exceeds the exercise price per Share of such in the money Option and (ii) the total number of Shares subject to such in the money Option, net of applicable tax withholding (the “Option Consideration”). As of the Effective Time, each holder of an in the money Option will cease to have any right with respect to such Option, except the right to receive the Option Consideration.

Pursuant to the Merger Agreement, at the Effective Time, each Option that has an exercise price per Share that is greater than or equal to the Offer Price will cease to be outstanding, will be cancelled and will cease to exist and the holder of any such Option will not be entitled to payment of any consideration therefor.

The table below sets forth, for each of our executive officers and directors holding in the money Options as of August 9, 2019 (i) the aggregate number of Shares subject to such in the money Options and (ii) the pre-tax aggregate value in respect of such in the money Options, payable in cash, without interest, determined as equal to the product of (x) the amount by which the Offer Price exceeds the exercise price per Share of such in the money Option and (y) the total number of Shares subject to such in the money Options.

Name of Executive Officer or Director	Number of Shares Subject to in the money Options (#)	Cash Consideration for in the money Options ($)
Executive Officers
Nanette Dudek	—	—
Mark R. Flynn	—	—
James C. Gouin (1)	36,818	698,098.38
Jeffrey L. Kersten (2)	30,810	578,163.78
Reid Southby	—	—
Douglas Wagner	—	—

Non-Employee Directors
Thomas K. Brown	—	—
James Chapman	—	—
Alison Davis-Blake	—	—
Frank E. English, Jr.	—	—
Dev Kapadia	—	—
Mark Malcolm (3)	246,480	4,625,306.37

All of our directors and executive officers as a group (12 persons)	314,108	5,901,568.53

(1)	Includes Options to purchase 9,396 Shares at an exercise price of $13.00 per Share and Options to purchase 27,422 Shares at an exercise price of $11.71 per Share.

(2)	Includes Options to purchase 12,528 Shares at an exercise price of $13.00 per Share and Options to purchase 18,282 Shares at an exercise price of $11.71 per Share.

(3)	Includes Options to purchase 100,227 Shares at an exercise price of $13.00 per Share and Options to purchase 146,253 Shares at an exercise price of $11.71 per Share.

Restricted Stock Units.    Pursuant to the Merger Agreement, at the Effective Time, each RSU in respect of Shares granted under the 2010 Plan that is outstanding immediately prior to the Effective Time will fully vest and will be cancelled and converted automatically into the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the Offer Price multiplied by the total number of Shares underlying such RSU, net of applicable tax withholding.

The table below sets forth, for each of our executive officers and directors holding RSUs as of August 9, 2019, (i) the aggregate number of Shares underlying such RSUs and (ii) the pre-tax aggregate value in respect of such RSUs, in cash, without interest, determined as equal to the Offer Price multiplied by the total number of Shares underlying such RSUs.

Name of Executive Officer or Director	Number of RSUs (1) (#)	Cash Consideration for RSUs ($)
Executive Officers
Nanette Dudek	3,826	118,606
Mark R. Flynn	5,915	183,365
James C. Gouin	105,964	3,284,884
Jeffrey L. Kersten	23,840	739,040
Reid Southby	—	—
Douglas Wagner	2,257	69,967

Non-Employee Directors
Thomas K. Brown	34,089	1,056,759
James Chapman	25,418	787,958
Alison Davis-Blake	23,695	734,545
Frank E. English, Jr.	25,418	787,958
Dev Kapadia	25,418	787,958
Mark Malcolm	12,746	395,126

All of our directors and executive officers as a group (12 persons)	288,586	8,946,166

(1)

Includes unvested RSUs accrued in respect of dividend equivalent units. When dividends are distributed to stockholders, dividend equivalent units are credited on the RSU awards in an amount equal to the dollar amount of dividends on the total number of RSUs credited as of the dividend record date divided by the fair market value of the Company’s common stock on that date.

Company Performance Awards.    Pursuant to the Merger Agreement, each Company Performance Award that is outstanding immediately prior to the Effective Time will, at the Effective Time, be cancelled and converted automatically into the right to receive, within sixty days after the Effective Time, a cash payment (net of applicable tax withholding) equal to the amount that would be payable in respect of such Company Performance Award based on deemed performance achievement, pro-rated for any incomplete performance period (other than with respect to employees who have contractual rights precluding such proration), with such proration based on the number of completed calendar months elapsed during the performance period prior to the Effective Time. All outstanding Company Performance Awards were granted in 2017, 2018 and 2019, each with a three-year performance period. Pursuant to the Merger Agreement, (i) the deemed levels of performance achievement for the 2017 and 2018 Company Performance Awards will be 200%, which is the maximum performance permitted by the awards, and (ii) the deemed level of performance achievement for the 2019 Company Performance Award will be 157%.

The table below sets forth, for each of our executive officers with outstanding Company Performance Awards as of August 9, 2019, the pre-tax aggregate value in respect of such outstanding Company Performance Awards, in cash, determined as equal to the amount that would be payable based on deemed performance achievement as set forth above. Mr. Wagner’s Company Performance Awards are subject to proration based on the number of completed calendar months elapsed during each award’s respective performance period prior to the Effective Time. Each of our other executive officers have contractual rights precluding such proration. Solely for purposes of this table, we have assumed that the Effective Time will occur on September 27, 2019. Our non-employee directors do not own any outstanding Company Performance Awards.

Name of Executive Officer	Cash Consideration for Company Performance Awards ($) (1)
Executive Officers
Nanette Dudek (2)	318,320
Mark R. Flynn (2)	321,300
James C. Gouin (2)	8,155,000
Jeffrey L. Kersten (2)	1,834,875
Reid Southby	—
Douglas Wagner	85,956

All of our executive officers as a group (six persons)	10,715,451

(1)

Company Performance Awards were granted in 2017, 2018 and 2019, and, pursuant to the Merger Agreement, will be paid based on the following deemed levels of performance achievement: 2017: 200%, 2018: 200%, and 2019: 157% (we refer to this as “deemed performance achievement”).

(2)	Due to contractual rights precluding proration, payment of such Company Performance Awards will be paid without proration.

The Company, our Board of Directors and the Compensation Committee of our Board of Directors, as applicable, have adopted resolutions and taken the actions necessary to effectuate the provisions of the Merger Agreement with respect to the Company Equity Awards and the Company Performance Awards. We have also taken the actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock or other equity interests (including phantom stock) of the Company or any other entity to any person pursuant to or in settlement of Company Equity Awards, Company Performance Awards or any other awards under the 2010 Plan.

Since June 15, 2019 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold Shares received upon the exercise of Options, or the vesting or settlement of RSUs. Our executive officers and directors may exercise their Options prior to the consummation of the Offer to the extent that such Options are vested in accordance with their terms.

Employment Arrangements

James C. Gouin, our President and Chief Executive Officer, Jeffrey Kersten, our Executive Vice President and Chief Financial Officer, Reid H. Southby, our Executive Vice President and General Manager, North America, Mark R. Flynn, our Senior Vice President, Global Human Resources, and Nanette Dudek, our Vice President Legal Affairs and Compliance and Corporate Secretary, are entitled to certain change in control severance benefits pursuant to the terms of their existing employment agreements with us, the terms of which are described below. The Merger, if and when consummated, will constitute a change in control under each existing employment agreement described below. Douglas Wagner, our Senior Vice President, Sales Operations, does not have an employment agreement with us.

The employment agreements entered into between the Company and each of Messrs. Gouin, Kersten, Southby and Flynn and Ms. Dudek, as amended to the extent applicable (each, an “Employment Agreement”), provide for severance payments and benefits in the event of the executive’s involuntary termination of employment without “cause” (as defined in each executive’s respective Employment Agreement), a resignation for “good reason” (as defined in each executive’s respective Employment Agreement), due to the Company’s election not to extend the term of the Employment Agreement, or due to the executive’s death or “disability” (as defined in each executive’s respective Employment Agreement). The Employment Agreements each provide for enhanced severance pay and benefits in the event of the executive’s involuntary termination of employment without “cause” or a resignation for “good reason,” in each case, within two years following a “change in control” of the Company (as defined in the Employment Agreements). The enhanced severance pay and benefits consist of:

•

an amount equal to two times the executive’s annualized base salary in effect as of his or her date of termination payable in twenty-four equal monthly installments, except that Mr. Gouin is entitled to three times his annualized base salary in effect as of his date of termination payable in thirty-six equal monthly installments (the “Salary Continuation Payments”);

•

an amount equal to two times the executive’s target bonus for the year of termination (three times in the case of Mr. Gouin), payable in a single lump-sum between January 1 and March 15 of the year following the year of termination (the “Bonus Severance Payment”);

•

an amount equal to the annual bonus for the year of termination based on actual bonus awards for such year, prorated based on the number of days in the calendar year up to and including the date of termination, in which the executive was employed by the Company, payable in a single lump-sum between January 1 and March 15 of the year following the year of termination (the “Termination Year Bonus Payment”); and

•	eligibility to continue health coverage under the Company’s group health plans through “COBRA” at active employee rates for up to eighteen months (the “Subsidized COBRA Benefit”).

The severance pay and benefits described above are subject to the executive’s execution and non-revocation of a release of any claims against the Company. Pursuant to each of the Employment Agreements, each executive is subject to certain covenants restricting their ability to compete and solicit customers and employees during the term of their employment and during the period of their Salary Continuation Payments (but not for more than twenty-four months following termination of employment). Except as discussed below with respect to Mr. Gouin and Ms. Dudek (see “—Merger-related Amendments to Employment Agreements”), the foregoing severance payments and benefits are subject to reduction if they would constitute “excess parachute payments” within the meaning of Section 280G of the Code and would subject an executive to an excise tax under Section 4999 of the Code, if such reduction would result in the executive having greater net after-tax income than without the reduction.

In addition, each Employment Agreement provides that all of the executive’s outstanding awards under the 2010 Plan, including Options, RSUs, and Company Performance Awards, will fully vest upon a change in control. In the case of Company Performance Awards, each Employment Agreement provides for payouts to be determined without proration for the truncated performance period. As discussed under “—Treatment of Company Equity Awards and Company Performance Awards”, pursuant to the Merger Agreement, all Company Performance Awards that are outstanding under the 2010 Plan immediately prior to the Effective Time will be canceled and converted into the right to receive a cash payment equal to the amount that would be payable based on a deemed level of performance achievement for 2017 and 2018 Company Performance Awards of 200% (or maximum achievement), and a deemed level of performance achievement for 2019 Company Performance Awards of 157%.

Merger-related Amendments to Employment Agreements

Immediately prior to our entering into the Merger Agreement, amendments were made to the Employment Agreements between the Company and each of Messrs. Gouin and Kersten and Ms. Dudek (each, an “Amendatory Agreement”).

The Amendatory Agreements for each of Messrs. Gouin and Kersten clarify that they will have “good reason” to resign if, in connection with or following a change in control (such as the Merger), our Shares cease to be publicly-traded on a national securities exchange (unless the executive becomes (or continues as) the chief executive officer or chief financial officer, respectively, of the ultimate parent entity of, or successor to, the Company, and the common stock of such parent entity or successor, as applicable, is publicly traded on a national securities exchange).

The Amendatory Agreements for each of Mr. Gouin and Ms. Dudek provide that, in the event he or she incurs an excise tax under Section 4999 of the Code in connection with payments and benefits payable to him or her in connection with a change in control of the Company, the Company will provide them with a tax gross-up payment to the extent necessary to put them in the same after-tax position as they would have been in had they not incurred an excise tax under Section 4999 of the Code. This tax gross-up will cease to apply if (i) the Merger Agreement terminates without consummation of the Merger, and (ii) no other change in control occurs as a result of a definitive transaction agreement entered into by the Company on or before December 31, 2019.

The Amendatory Agreement for Ms. Dudek provides that Ms. Dudek will receive a lump sum retention payment should she remain employed with the Company (or a successor) for one year following a change in control of the Company. The retention payment is equal to the cumulative amount of the Salary Continuation Payments and the Bonus Severance Payment she would have been entitled to receive under her Employment Agreement if her employment were involuntarily terminated without cause immediately following a change in control. Ms. Dudek will remain entitled to receive the severance payments and other benefits provided under her Employment Agreement, provided that if she terminates employment on or before the two-year anniversary of a change in control, any such severance payments will be reduced by the amount of the retention payment (if it has been earned).

The descriptions above are qualified in their entirety by reference to the respective Employment Agreements and Amendatory Agreements, which are referenced as Exhibits (e)(23) through (e)(35) hereto, respectively, and incorporated herein by reference.

Golden Parachute Compensation—Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Transactions

This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of our “named executive officers” whose compensation was disclosed in the Definitive Proxy Statement on Schedule 14A filed by us on March 21, 2019, that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation payable to our named executive officers.

To the extent that any of our named executive officers’ compensation arrangements are described in “—Employment Arrangements”, the descriptions of such arrangements are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer’s golden parachute compensation as of August 9, 2019, calculated in accordance with the SEC’s rules on disclosing golden parachute compensation, assume the following:

•	consummation of the Merger constitutes a change in control for purpose of the applicable compensation plan or agreement;

•	the change in control was consummated on August 9, 2019, the latest practicable date prior to the filing of this Schedule 14D-9;

•	in the case of Messrs. Gouin, Kersten and Flynn and Ms. Dudek (the “Active NEOs”), that his or her employment is terminated without “cause” or with “good reason” effective September 30, 2019; and

•	the value of the accelerated vesting of the named executive officers’ equity awards is calculated using the Offer Price of $31.00 per Share.

The amounts in the table below do not include any value received in respect of equity awards held by the named executive officer that are vested prior to the consummation of the Merger.

Name (1) (2)	Cash ($) (3)	Equity ($) (4)	Perquisites/ Benefits ($) (5)	Tax Gross-Up ($) (6)	Total ($)
Named Executive Officers
James Gouin	6,150,000	11,439,884	13,247	4,019,909	21,623,040
Jeffrey Kersten	2,137,500	2,573,915	19,993	—	4,731,408
Mark Flynn	1,512,000	504,665	20,086	—	2,036,751
Nanette Dudek	1,099,000	436,926	19,586	436,225	1,991,737
Par Malmhagen	1,599,882	5,309,865	6,529	—	6,916,276
Michael Rajkovic	—	2,085,706	—	—	2,085,706

(1)

The table above does not reflect any reduction (i.e., a “cutback”) that may apply to the amounts otherwise payable to Messrs. Kersten, Flynn and Malmhagen following a change in control, in accordance with, in the case of Messrs. Kersten and Flynn, their Employment Agreements and, in the case of Mr. Malmhagen, in accordance with the Separation and General Release Agreement between him and the Company dated July 10, 2019 (the “Malmhagen Separation Agreement”) in order that such payments will not constitute an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code, or would otherwise be subject to the excise tax imposed under Section 4999 of the Code. Such a cutback only applies if the cutback results in greater after-tax payments to the individual than the after-tax payments without the cutback. Any applicable cutback would be applied so that the total parachute payments to the individual equal one dollar less than the amount that would trigger an excise tax under Section 4999 of the Code (generally to one dollar less than three times the individual’s five-year average actual taxable compensation). If a cutback were to be required, the effect would be to reduce some of the amounts payable to the named executive officer from the levels shown in the tables. Based on our current estimates, it is not expected that such cutbacks, to the extent any would be required, would be material. As explained above (see “—Employment Arrangements”), Mr. Gouin and Ms. Dudek are entitled to a gross-up payment relating to any excise tax under Section 4999 of the Code, which eliminates the possibility of a cutback for Mr. Gouin or Ms. Dudek.

(2)

Mr. Malmhagen resigned as President of Tower and separated from service with the Company effective June 30, 2019. Mr. Rajkovic retired as Chief Operating Officer of the Company effective December 14, 2018. Mr. Southby is not included in this table because he was not employed by Tower during 2018, and therefore was not a named executive officer as presented in our Definitive Proxy Statement on Schedule 14A filed on March 21, 2019.

(3)

Represents, with respect to the Active NEOs, the cumulative Salary Continuation Payments, Bonus Severance Payment and Termination Year Bonus Payment payable pursuant to the applicable named executive officer’s Employment Agreement, as described in “—Employment Arrangements”. The severance amounts in this column with respect to the Active NEOs are all “double trigger” in nature, which means that payment of these amounts is conditioned upon a termination without “cause” or resignation for “good reason” (as such terms are used in the Employment Agreements and, with respect to Messrs. Gouin and Kersten and Ms. Dudek, the Amendatory Agreements), within twenty-four months following a change in control. The amounts included in the column above for each Active NEO were calculated based on his or her base salary as in effect on August 9, 2019 ($800,000 for Mr. Gouin, $450,000 for Mr. Kersten, $360,000 for Mr. Flynn, and $280,000 for Ms. Dudek), his or her current target annual bonus amount ($1,000,000 for

Mr. Gouin, $450,000 for Mr. Kersten, $288,000 for Mr. Flynn, and $196,000 for Ms. Dudek), and assuming for purposes of the Termination Year Bonus Payment amount that the executive’s annual bonus for the year of the Merger is equal to his or her target annual bonus amount for such year. With respect to Mr. Malmhagen, the amount represents the additional cumulative severance he will be entitled to receive pursuant to the Malmhagen Separation Agreement following consummation of the Merger.

(4)

Represents the aggregate payments to be made in respect of unvested RSUs and outstanding Company Performance Awards that were issued under the 2010 Plan. The amounts in this column with respect to Active NEOs are all “single trigger” in nature, which means that they are being fully vested and cashed out as part of the Merger. Treatment of all such awards in the Merger is described in greater detail above in “—Treatment of Company Equity Awards and Company Performance Awards”. The estimated number of Shares subject to unvested RSUs and the cash payments associated with all unvested and outstanding RSUs of the named executive officers based on the Offer Price of $31.00 per Share, and the value of Company Performance Awards that will accelerate upon the consummation of the Merger are quantified for each named executive officer in the table below and are calculated based on outstanding RSUs and Company Performance Awards as of August 9, 2019. As of the date of the filing of this Schedule 14d-9, none of our named executive officers have outstanding unvested Options to acquire Shares. The table below does not include consideration to be received by any of the named executive officers pursuant to the Merger Agreement with respect to outstanding vested Options.

Name	RSUs (#)	Value of RSUs ($)	Value of Company Performance Awards ($)	Total Value ($)
James Gouin	105,964	3,284,884	8,155,000	11,439,884
Jeffrey Kersten	23,840	739,040	1,834,875	2,573,915
Par Malmhagen *	88,065	2,730,015	2,579,850	5,309,865
Mark Flynn	5,915	183,365	321,300	504,665
Nanette Dudek	3,826	118,606	318,320	436,926
Michael Rajkovic *	11,926	369,706	1,716,000	2,085,706

* Pursuant to the Malmhagen Separation Agreement and the Separation and General Release Agreement between Mr. Rajkovic and the Company, dated December 24, 2018 (the “Rajkovic Separation Agreement”), the outstanding RSUs that each such named executive officer held as of his date of separation continue to vest in accordance with their terms and become fully vested in the event of a change in control of the Company. Pursuant to the Malmhagen Separation Agreement, in the absence of a change of control occurring on or before December 31, 2019, Mr. Malmhagen would be entitled to a payment between January 1, 2020 and March 15, 2020 with respect to his 2017 and 2018 Company Performance Awards in the aggregate amount of $1,212,975 based on performance results through December 31, 2018. In the event of a change of control that occurs on or before December 31, 2019, Mr. Malmhagen instead is entitled to payment with respect to his 2017, 2018 and 2019 Company Performance Awards as though he had remained employed with the Company through the date of the change in control. The amount shown above for Mr. Malmhagen represents the excess of the value of his 2017, 2018 and 2019 Company Performance Awards payable in connection with the Merger over $1,212,975. Pursuant to the Rajkovic Separation Agreement, Mr. Rajkovic’s 2016, 2017 and 2018 Company Performance Awards continue to vest and are payable in accordance with their terms, but vest in full to the extent outstanding upon a change in control. The amount shown above for Mr. Rajkovic represents the value of his 2017 and 2018 Company Performance Awards payable in connection with the Merger. The performance period with respect to Mr. Rajkovic’s 2016 Company Performance Award expired on December 31, 2018 and such award is no longer outstanding.

(5)

Represents the estimated value of the Subsidized COBRA Benefit to which each Active NEO may become entitled under his or her Employment Agreement as described in greater detail above in “—Employment Arrangements”. With respect to Mr. Malmhagen, the amount represents the value of up to an additional six months of COBRA coverage that he would become eligible for at active employee rates pursuant to the Malmhagen Separation Agreement.

(6)

Represents the estimated tax gross-up payments that may be payable to Mr. Gouin and Ms. Dudek pursuant to their respective Amendatory Agreements as a result of excise taxes that he or she may incur under Section 4999 of the Code in connection with the Merger. For a description of the Amendatory Agreements, see “—Merger-related Amendments to Employment Agreements”. The estimated amounts shown were determined by us and provided to Parent prior to entering into the Merger Agreement. In accordance with such Amendatory Agreements, a nationally recognized accounting firm with expertise in performing this excise tax analysis will be engaged to determine whether and to what extent tax gross-up payments to Mr. Gouin and/or Ms. Dudek will be required.

Other Employee Benefits

Pursuant to the Merger Agreement, during the one-year period immediately following the Effective Time, Parent is required to provide, or to cause the Company as the Surviving Corporation in the Merger to provide, to each of our, or our subsidiaries’, employees who continue to be employed by Parent or the Surviving Corporation or any of their respective subsidiaries following the Effective Time (collectively, the “Company Employees”), (i) base salary or base hourly wage rate, if applicable, and annual cash incentive compensation opportunities (excluding long-term or equity-based awards, or any change in control or retention bonuses) that, in each case, are no less favorable than were provided to the Company Employee immediately before the Effective Time, and (ii) all other compensation and employee benefits (other than long-term or equity-based awards, change in control or retention bonuses, and defined benefit or non-qualified arrangements) that are no less favorable in the aggregate than were provided to the Company Employee immediately before the Effective Time.

Pursuant to the Merger Agreement, following the Effective Time, subject to applicable laws and tax qualification requirements, Parent is required to, or is required to cause the Surviving Corporation to, cause any employee benefit or compensation plans sponsored or maintained by Parent or the Surviving Corporation or their subsidiaries in which the Company Employees are eligible to participate following the Effective Time (collectively, the “Post-Closing Plans”) to recognize all service of each Company Employee with us or our subsidiaries (and any predecessor thereto) prior to the Effective Time that is reflected in our books and records, for purposes of eligibility, vesting and level of benefits under such Post-Closing Plans, except to the extent that recognizing such service would result in a duplication of benefits and provided that such recognition of service will not apply for purposes of benefit accrual under any Post-Closing Plan that is a final average pay defined benefit retirement plan. With respect to any Post-Closing Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, to the extent permitted by applicable law and any insurer or service provider under the applicable Post-Closing Plan, Parent is required to (i) cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under our benefit plan in which such Company Employee participated immediately prior to the Effective Time and (ii) credit each Company Employee for any co-payments or deductibles incurred by such Company Employee in such plan year for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan. Such credited expenses will also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

Pursuant to the Merger Agreement, from and after the Effective Time, Parent is required to cause the Surviving Corporation and its subsidiaries to assume, honor and continue our benefit plans and compensation, employment and severance arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time, and the Merger will be deemed to constitute a “change in control” or “change of control” (or similar words to such effect) under all of our benefit plans and under all compensation, employment and severance arrangements and agreements. This, however, will not limit the ability of Parent or the Surviving Corporation, as applicable, to amend, modify, or terminate any of our benefit plans in accordance with its terms, as in effect as of immediately before the Effective Time.

Pursuant to the Merger Agreement, prior to the Effective Time, we will take such actions as Parent may reasonably request to enable the Surviving Corporation to effect such actions relating to our 401(k) plan (the “401(k) Plan”) and any of our benefit plans that are subject to Section 409A of the Code as Parent may deem necessary or appropriate, including amending or terminating the 401(k) Plan or any such other plan prior to the Effective Time, subject to the terms of the 401(k) Plan or any such other plan and applicable law; provided, that (i) such action does not preclude the immediate participation of the Company Employees in any successor 401(k) plan or other replacement plan and (ii) no such action shall be effective prior to the Effective Time.

The provisions of the Merger Agreement described under this heading will not confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Corporation, or any affiliate of Parent, nor will the provisions of the Merger Agreement described under this heading create any third-party beneficiary rights in any Company Employee or any of our, or any of our subsidiaries’, current or former service providers (or any beneficiaries or dependents thereof).

Section 16 Matters

Prior to the Effective Time, we will take all such steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to us, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

In connection with approving our entry into the Merger Agreement and the Transactions, the Compensation Committee of our Board of Directors took such steps as were necessary to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any of our securities to be approved by the Compensation Committee in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and otherwise took all necessary and appropriate actions to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Potential for Future Arrangements

To our knowledge, except for agreements described in this Schedule 14D-9, or in the documents incorporated by reference herein, between us and our executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any of our executive officers or directors, on the one hand, and Parent, Purchaser, any of their respective affiliates or us, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any of our executive officers or directors entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Parent or its affiliates. Any such arrangements with our existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

During 2019 we provided the following compensation to the non-employee members of our Board of Directors:

•	for non-employee directors other than our Chairman of the Board, an annual retainer of $220,000, with $100,000 paid in the form of cash and $120,000 remunerated through a grant of RSUs;

•	for our Chairman of the Board, an annual retainer of $370,000, with $175,000 paid in the form of cash and $195,000 remunerated through a grant of RSUs;

•	additional annual compensation of $20,000 in the case of the Chairman of our Audit Committee and $5,000 for the other members of our Audit Committee; and

•	additional annual compensation of $10,000 in the case of the Chairman of our Nominating & Corporate Governance Committee and to the Chairman of our Compensation Committee.

We also reimburse each non-employee member of our Board of Directors for out-of-pocket expenses incurred in connection with attending our Board of Directors and committee meetings. The non-employee members of our Board of Directors do not participate in a nonqualified deferred compensation plan and we do not pay any life insurance policies for the non-employee members of our Board of Directors.

Indemnification of Directors and Officers; Insurance

The Merger Agreement requires that, for six years from and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, indemnify and hold harmless all of our and each of our subsidiaries’ past and present directors and officers and each other Covered Person (as defined in the Merger Agreement) to the same extent such persons were indemnified as of the date of the Merger Agreement by the Company pursuant to the Existing Indemnification Arrangements (as defined in the Merger Agreement) arising out of acts or omissions in their capacity as directors, officers or agents of the Company or any of our subsidiaries occurring at or prior to the Effective Time. Additionally, from and after the Effective Time, the Merger Agreement provides that the Surviving Corporation will, and that Parent will cause the Surviving Corporation to, (i) indemnify and hold harmless the Covered Persons to the fullest extent permitted by law for acts or omissions occurring in connection with the process resulting in and the adoption of the Merger Agreement and the consummation of the Transactions contemplated by the Merger Agreement and (ii) advance expenses (including reasonable legal fees and expenses) incurred in the defense of any actual or threatened Proceeding (as defined in the Merger Agreement) or investigation with respect to the matters subject to indemnification pursuant to the applicable indemnification provisions of the Merger Agreement in accordance with the procedures (if any) set forth in the Existing Indemnification Arrangements; provided, that the applicable Covered Person provides an undertaking to repay such advance if it is ultimately determined by a final non-appealable order of a court of competent jurisdiction that such Covered Person is not entitled to indemnification under the applicable indemnification provisions of the Merger Agreement or otherwise. The Merger Agreement also provides that if any Proceeding or investigation (whether arising before, at or after the Effective Time) is made or threatened against such persons with respect to matters subject to indemnification or advancement pursuant to the applicable indemnification provisions of the Merger Agreement on or prior to the sixth anniversary of the Effective Time, the applicable indemnification provisions of the Merger Agreement shall continue in effect until the final disposition of such Proceeding or investigation.

In addition, the Merger Agreement provides that, for not less than six years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation and the organizational documents of each subsidiary of the Company will contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are set forth in the amended and restated certificate of incorporation and amended and restated bylaws to be adopted as the certificate of incorporation and bylaws of the Surviving Corporation at the Effective Time, pursuant to the Merger Agreement. To the extent permitted by applicable law, indemnification agreements, if any, in existence on the date of the Merger Agreement with any directors, officers and employees that have been made available to Parent are required to continue in full force and effect in accordance with their terms following the Effective Time.

The Merger Agreement also requires that, for a period of six years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect policies of directors’ and officers’ liability insurance and fiduciary liability insurance that collectively provide coverage for matters arising on or before the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the Company and the subsidiaries of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that after the Effective Time, the Surviving Corporation shall not be required to pay annual premiums for the D&O Insurance in excess of 300% of the last annual premium paid by the Company prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as reasonably practicable for such amount. The Merger Agreement provides that, in lieu of the foregoing, the Company may purchase, prior to the Effective Time, at prevailing market rates (and in no event at a cost greater than 300% of the last annual premium paid by the Company prior to the date of the Merger Agreement in respect of D&O Insurance), a six year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the Transactions contemplated by the Merger Agreement and full prior acts coverage for all acts or omissions taking place before the tail policy becomes effective.

Finally, the Merger Agreement provides that, in the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other person or entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person or entity, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, assumes all of the obligations set forth in the applicable indemnification provisions of the Merger Agreement.

Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On July 12, 2019, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents - The Merger Agreement” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13—“Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement was an exhibit to the Current Report on Form 8-K filed by the Company with the SEC prior to the opening of the U.S. capital markets on July 12, 2019 to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by the Company with the SEC on July 12, 2019, are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in the confidential disclosure letter delivered by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger

Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Transactions, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Purchase, and this Solicitation/Recommendation Statement on Schedule 14D-9, as well as in the Company’s other public filings.

Confidentiality Agreement

On September 19, 2018, the Company and an affiliate of Parent entered into a customary confidentiality agreement (as extended by an amendment dated January 31, 2019, the “Confidentiality Agreement”) in connection with a potential transaction involving the Company. Under the terms of the Confidentiality Agreement, such affiliate and the Company agreed that, subject to certain exceptions, such affiliate and its representatives would keep the “Evaluation Material” (as defined in the Confidentiality Agreement) confidential and would not (except as required by law but in compliance with the Confidentiality Agreement or with the Company’s prior written consent) disclose any confidential information in any manner whatsoever, and would not use any confidential information other than in connection with evaluating, negotiating or consummating a potential transaction with the Company.

The Confidentiality Agreement includes a customary standstill provision for the benefit of the Company that expires on July 31, 2020, but which does not restrict such affiliate from making any proposal directly to our Board of Directors or a Contact Person (as defined in the Confidentiality Agreement) on a confidential basis so long as such proposal does not require any party to make a public announcement regarding the Confidentiality Agreement or such proposal.

This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement and the amendment to the Confidentiality Agreement, which are filed as Exhibit (e)(42) and Exhibit (e)(43) hereto and incorporated herein by reference.

Clean Team Confidentiality Agreement

On May 31, 2019, the Company and an affiliate of Parent entered into a Clean Team Confidentiality Agreement (the “Clean Team Confidentiality Agreement”), under which the Company granted certain permitted representatives of such affiliate access to competitively sensitive information on a range of financial, management and operational issues related to the business of the Company. Under the terms of the Clean Team Confidentiality Agreement, such affiliate agreed to use the information only in connection with evaluating, negotiating and consummating a potential transaction between such affiliate and the Company. The Clean Team Confidentiality Agreement was terminated on July 12, 2019, pursuant to a separate letter agreement (the “Clean Team Termination Agreement”) between such affiliate and the Company.

This summary and description of the Clean Team Confidentiality Agreement and the Clean Team Termination Agreement is only a summary and is qualified in its entirety by reference to the Clean Team Confidentiality Agreement and the Clean Team Termination Agreement, which are filed as Exhibit (e)(44) and Exhibit (e)(45) hereto and incorporated herein by reference.

Exclusivity Agreement

On July 6, 2019, at Parent’s request, the Company and Parent entered into an exclusivity agreement (the “Exclusivity Agreement”), pursuant to which the Company agreed to provide Parent with an opportunity to complete confirmatory due diligence and to complete the negotiation of the Merger Agreement on an exclusive basis during the period from July 6, 2019 through, unless extended, July 15, 2019, provided that the price per Share to be paid under the Merger Agreement was not reduced below $31.00 per Share. During the applicable exclusivity period, the Company and its representatives could not, directly or indirectly (other than with Parent and its representatives), (i) solicit, initiate or knowingly take any action that would reasonably be expected to lead to a proposal for any Alternative Transaction (as defined in the Exclusivity Agreement); (ii) enter into or participate in any discussions or negotiations regarding an Alternative Transaction with any person or entity; (iii) furnish any confidential information relating to the Company or any of its subsidiaries, or any of their respective assets or businesses, or provide access to any non-public information as to the assets, business, books or records of the Company or any of its subsidiaries to any person or entity or enter into any confidentiality or non-disclosure undertaking, in each case for the purpose of assisting with or facilitating an Alternative Transaction; or (iv) approve or enter into a definitive agreement or other types of comparable agreements relating to an Alternative Transaction. The obligations under the Exclusivity Agreement terminated upon the execution of the Merger Agreement.

This summary and description of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(46) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board of Directors.

On July 12, 2019, our Board of Directors unanimously (i) determined that it is advisable and in the best interests of Tower and its stockholders to enter into the Merger Agreement and to consummate the Transactions contemplated thereby, including, without limitation, the Offer and the Merger, (ii) determined that the Merger Agreement and the Transactions contemplated thereby, including, without limitation, the Offer and the Merger, are fair to and in the best interests of Tower and its stockholders, (iii) approved and declared advisable the Merger Agreement, the Merger, the Offer and the other Transactions contemplated thereby, in each case, in accordance with the DGCL, (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (v) recommended that the stockholders of Tower accept the Offer and tender their Shares in and pursuant to the Offer. Accordingly, and for other reasons described in more detail below, our Board of Directors unanimously recommends that Tower stockholders accept the Offer and tender their Shares to Purchaser in and pursuant to the Offer. See “—Reasons for Recommendation”.

A copy of the joint press release issued by Tower and Parent on July 12, 2019, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(7) hereto and is incorporated herein by reference.

Background of the Offer and Merger.

The following chronology summarizes certain meetings and other events between representatives of Tower and representatives of Parent, and between representatives of Tower and representatives of other potential parties to a strategic transaction, during the period preceding the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among Parent, Tower, such other potential parties and their respective representatives.

For a review of certain additional events relating to Parent preceding the signing of the Merger Agreement, please refer to Parent’s Offer to Purchase being mailed to the Company’s stockholders with this Schedule 14D-9.

In the ordinary course of its business, our Board of Directors, with the assistance of Tower’s senior management and Tower’s advisors, regularly reviews the near-term and long-term strategy, performance, positioning, and operating prospects of Tower with a view toward enhancing stockholder value. These reviews have included, from time to time, discussions as to whether the continued execution of Tower’s strategy as a stand-alone company, a possible business combination with a third party or a possible sale of Tower to a third party offered the best opportunity to enhance stockholder value, as well as a review of the potential benefits and risks associated with each such course of action.

Pursuant to email correspondence in late June 2018 among Dev Kapadia, a member of our Board of Directors, George Thanopoulos, Parent’s Chief Executive Officer, and Jim Gouin, Chief Executive Officer of Tower, the parties agreed to conduct an introductory meeting. That meeting occurred on July 17, 2018, as described below.

On July 5, 2018, a financial advisor to another potential acquirer (which we refer to as “Company A”), a strategic acquirer, contacted Mr. Gouin to propose a meeting between Mr. Gouin and Company A’s Executive Chairman.

At a regularly scheduled meeting of our Board of Directors on July 17, 2018, Mr. Gouin informed our Board of Directors of Parent’s and Company A’s requests for meetings and our Board of Directors agreed that it was appropriate for Mr. Gouin to meet with representatives of both Parent and Company A.

On July 17, 2018, Mr. Thanopoulos met with Messrs. Gouin and Kapadia and indicated Parent’s interest in a potential transaction with Tower. On July 18, 2018, the Executive Chairman of Company A and a financial advisor to Company A met with Mr. Gouin and indicated Company A’s interest in a potential transaction with Tower. Mr. Gouin separately advised both parties that Tower was not pursuing a sale of the Company at that time, but noted that if either party were to make a written proposal to acquire the Company, he would review such proposal with our Board of Directors.

On July 20, 2018, a financial advisor to Company A contacted Mr. Gouin to reiterate Company A’s continued interest in a potential transaction with Tower and stated that Company A intended to follow-up in mid-to-late August.

On July 23, 2018, Mr. Thanopoulos reached out to Mr. Gouin to schedule a call. Mr. Gouin indicated that he was traveling and scheduled a discussion for a later date.

On July 30, 2018, Mr. Thanopoulos called Mr. Gouin and requested a meeting to discuss potential synergies in a potential transaction between Parent and Tower. Mr. Gouin reiterated that Tower was not pursuing a sale of the Company at that time and denied the request for a meeting on the basis that Mr. Gouin had already made his position clear in their meeting on July 17, 2018. However, he again noted that if Mr. Thanopoulos submitted a written acquisition proposal, he would review it with our Board of Directors.

On August 2, 2018, Tower received a non-binding preliminary indication of interest from Parent to acquire Tower at a price of $39.00 per Share in cash. Parent’s letter was signed by Mr. Thanopoulos and by Michael Psaros, a member of the board of directors of Parent. As noted in the non-binding indication of interest, Mr. Psaros is also a Co-Founder and Co-Managing Partner of KPS Capital Partners, LP (“KPS”). KPS, through its affiliated management entities, is the manager of the KPS Special Situations Funds, a family of investment funds, and is the control investor in Parent. The indication of interest stated that Parent’s offer would be funded by a combination of third-party debt and an investment by investment funds affiliated with KPS and that the proposed transaction would not be contingent on financing.

On August 2, 2018, Mr. Gouin reviewed the communications from Parent and Company A with representatives of Tower’s financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”), and representatives of Tower’s outside corporate counsel, Lowenstein Sandler LLP (“Lowenstein”), and discussed potential scheduling matters with respect to Parent and Company A.

On August 4, 2018, Mr. Gouin advised our Board of Directors by email of the status of the discussions with Parent and Company A and furnished our Board of Directors with a copy of Parent’s indication of interest.

On August 13, 2018, Mr. Thanopoulos left a message for Mr. Gouin requesting a response to Parent’s indication of interest. Later that day, Mr. Gouin informed Mr. Thanopoulos that our Board of Directors was meeting the following week and that Mr. Gouin would provide feedback to Mr. Thanopoulos after that meeting.

On August 17, 2018, our Board of Directors held a telephonic meeting attended also by representatives of Tower management, J.P. Morgan and Lowenstein. Representatives of J.P. Morgan discussed with our Board of Directors the recent interactions between Tower and each of Parent and Company A, and reviewed Parent’s August 2, 2018 preliminary indication of interest. Representatives of Lowenstein reviewed with our Board of Directors the fiduciary obligations of our Board of Directors in the context of a potential cash sale of Tower. Representatives of Tower management and J.P. Morgan discussed with our Board of Directors the business of Parent as well as KPS’ relationship with Parent and with Mr. Thanopoulos. Our Board of Directors then reviewed the Share price performance of Tower’s common stock over the past twelve months, noting that Tower’s common stock had outperformed other relevant indices during that period. At Tower’s request, representatives of J.P. Morgan also reviewed with our Board of Directors J.P. Morgan’s preliminary financial analysis of Parent’s preliminary proposal and reviewed a list of other companies that might be interested in submitting a bid. Following discussion among our Board of Directors and its advisors, our Board of Directors concluded that the price presented in the August 2, 2018 indication of interest was not a price that our Board of Directors would support in light of Tower’s performance and prospects. At that meeting, our Board of Directors considered various approaches to the communications from Parent and Company A. Ultimately, our Board of Directors determined to explore whether (a) Parent would be willing to increase its proposed price and (b) Company A would make a specific offer. Our Board of Directors directed management to reject Parent’s preliminary indication of interest, but to be prepared to grant limited due diligence access to enable a potential revised proposal at a higher value.

At our Board of Directors’ direction, Mr. Gouin sent a letter of rejection to Parent on August 20, 2018. He stated that our Board of Directors believed that Parent’s preliminary proposal undervalued Tower based on its financial performance and prospects, and that executing Tower’s strategic plan was likely to generate more value for stockholders. Mr. Gouin noted, however, that our Board of Directors is always focused on evaluating opportunities to maximize stockholder value and would welcome any further dialog that might be productive in that regard. Mr. Gouin followed-up that letter with a telephone call with Mr. Thanopoulos on August 21, 2018 to further discuss Tower’s position on Parent’s proposal. Mr. Thanopoulos requested non-public information, and Mr. Gouin responded by indicating that public information should be sufficient to support a revised proposal at a higher value.

On August 21, 2018, Mr. Gouin provided our Board of Directors with an email update on the status of discussions.

On August 23, 2018, a financial advisor to Company A contacted Mr. Gouin to tell him that Company A was very interested in a potential transaction to acquire Tower and would be submitting an indication of interest shortly.

On August 29, 2018, Tower received a letter from Company A, dated August 23, 2018, indicating Company A’s interest in a potential all-cash transaction with Tower. The letter from Company A stated that Company A could offer Tower a meaningful premium to its current Share price but the letter did not specify a purchase price per Share nor any financing terms. In its letter, Company A requested that Tower provide Company A with exclusive negotiating rights. Later that day, Mr. Gouin discussed the letter from Company A with other members of management and representatives of J.P. Morgan and Lowenstein.

On August 30, 2018, Mr. Gouin spoke with Company A’s financial advisor and indicated that Tower was not in a position to proceed with Company A without a price that would reflect Company A’s valuation of Tower. Mr. Gouin confirmed Tower’s position in a letter dated August 31, 2018.

On August 30, 2018, Tower received a revised preliminary non-binding proposal from Parent to acquire Tower on substantially the same terms as stated in Parent’s August 2, 2018 letter of interest, except for an increase in the indicative offer price to $41.00 per Share. Also on August 30, 2018, prior to receipt of the revised preliminary non-binding proposal, Mr. Gouin and Mr. Thanopoulos had a discussion in which Mr. Thanopoulos described the revised preliminary non-binding proposal’s price and Parent’s plans for confirmatory due diligence.

On August 31, 2018, Mr. Gouin provided our Board of Directors with an email update containing information regarding Parent’s revised proposal and his communications with Company A. A copy of Parent’s revised indication of interest and a copy of Company A’s August 23, 2018 letter were enclosed.

On September 1, 2018, Company A advised Tower that it would respond promptly to Tower’s letter of August 31, 2018.

On September 5, 2018, our Board of Directors met telephonically, together with management and representatives of J.P. Morgan and Lowenstein, to discuss the revised proposal from Parent and the letter from Company A. Our Board of Directors noted that although Tower had not yet received a bid price from Company A, our Board of Directors perceived Company A to have the wherewithal to submit a competitive bid for a potential transaction that would be accretive to Company A. Representatives of J.P. Morgan reviewed with our Board of Directors J.P. Morgan’s preliminary financial analysis of Parent’s revised preliminary proposal. Our Board of Directors concluded that Company A should be encouraged to submit a bid with a specific price, that management should undertake a two-step due diligence process with Parent that would be intended to result in a final bid in approximately four weeks and that if Company A were to submit a competitive bid shortly, management should undertake a comparable two-step diligence process with Company A. The two-step process was intended to provide substantial diligence ahead of a final bid, with confirmatory due diligence to follow final bid submission while the negotiation of the transaction documents was completed. Our Board of Directors again reviewed with representatives of J.P. Morgan a list of other companies that might be interested in submitting a bid, but determined not to reach out to other companies at that time due to competitive and other risks associated with conducting such outreach.

Two days later, on September 7, 2018, Tower received a non-binding preliminary indication of interest from Company A to acquire Tower in an all-cash transaction, at a price of $41.00 per Share. No financing condition was referenced by Company A.

On September 10, 2018 and September 12, 2018, based upon directions provided by our Board of Directors at its September 5, 2018 meeting, Tower informed each of Parent and Company A, respectively, that it was prepared to provide them with due diligence materials with the expectation that upon receiving and reviewing the diligence materials, the bidders would be prepared to reassess and increase their preliminary indications of interest with respect to Tower.

Confidentiality agreements were negotiated with both bidders and were signed by Parent as of September 19, 2018 and by Company A as of September 25, 2018. Each of the confidentiality agreements contained a “standstill” provision.

On September 14, 2018, Mr. Gouin and Mr. Thanopoulos discussed logistics for an upcoming management presentation by Tower. Mr. Thanopoulos described the nature of the due diligence information his team expected to review. Prior to the meeting, Mr. Gouin and Mr. Thanopoulos arranged an introductory call between representatives of J.P. Morgan and representatives of one of Parent’s financial advisors, Goldman Sachs & Co. (“Goldman”). That call occurred on September 18, 2018; during that call, representatives of J.P. Morgan and Goldman exchanged views regarding the process to be followed.

Also on September 14, 2018, Parent submitted a revised diligence list to Tower.

From September 14, 2018 through September 25, 2018, Tower responded to diligence requests from both Parent and Company A, limiting the materials provided to public information and deal logistics for each bidder until that bidder’s confidentiality agreement had been executed. Tower conducted a meeting with Parent on September 20, 2018 and a meeting with Company A on September 25, 2018; the purpose of both meetings was to discuss the initial diligence requests of Parent and Company A. On September 20, 2018, with representatives of J.P. Morgan in attendance, Tower conducted a management presentation for Parent and its financial advisors and on September 25, 2018, with representatives of J.P. Morgan in attendance, Tower conducted a management presentation for Company A and its financial advisor. During this period, Lowenstein reviewed with management, and then sent to our Board of Directors, a proposed draft of a definitive merger agreement to be sent to the bidders after receiving input from our Board of Directors.

In telephone conversations among representatives of J.P. Morgan and Goldman on September 21, 2018 and September 25, 2018, representatives of Goldman reiterated Parent’s interest in Tower and expressed an interest in expediting the process.

On September 26, 2018, representatives of J.P. Morgan and Lowenstein participated in a call with members of the Tower management team regarding the status of the proposed transactions with each of Parent and Company A, the proposed next steps and on an upcoming meeting of our Board of Directors. On that date, at the request of Tower’s management, representatives of J.P. Morgan advised representatives of Goldman that Parent was not the only bidder involved in the process and described an updated timetable to complete a transaction.

On September 27, 2018, Company A sent a letter to Tower confirming its continued interest in discussing a proposed transaction and notifying Tower that it intended to follow-up on certain items addressed at the previous meeting between Tower and Company A.

Also on September 27, 2018, Tower provided certain requested diligence materials to each of Parent and Company A and, at the request of Tower’s management, representatives of J.P. Morgan sent a process letter to each of Parent and Company A informing each company of the nature of the bid process with respect to Tower and requesting that each company submit revised bids by October 5, 2018.

On September 28, 2018, our Board of Directors met telephonically with management and representatives of J.P. Morgan and Lowenstein. Management reported on the management presentations conducted with both Parent and Company A. Representatives of J.P. Morgan also reviewed with our Board of Directors other potential acquirers of Tower and discussed the risk of market leaks if the number of bidders were increased. Our Board of Directors discussed the draft merger agreement presented by Lowenstein, during which conversation a Lowenstein representative reviewed with our Board of Directors certain factors relating to the fiduciary duties of our Board of Directors. As part of that conversation, our Board of Directors discussed with representatives of Lowenstein and J.P. Morgan the potential benefits of a “go shop” provision to enable Tower, prior to consummation of a transaction, to provide other bidders with an opportunity to submit a higher bid than that offered by either Parent or Company A, subject to Tower’s obligation to pay a customary termination fee. Our Board of Directors reviewed with Lowenstein the potential risks and benefits of soliciting other bidders at this stage. After a discussion of their fiduciary duties and an analysis of the competitive risks associated with expanding the number of industry participants that could become aware of a potential transaction and other competitively sensitive information, and after taking into account its discussion of other potential strategic acquirers with representatives of J.P. Morgan and Lowenstein’s description of “go shop” provisions, our Board of Directors concluded that it would not actively solicit additional bids at that time.

On October 3, 2018, Parent participated in a diligence call with Mr. Gouin and Tower’s Chief Financial Officer, Jeffrey Kersten.

On October 4, 2018, Mr. Thanopoulos called Mr. Gouin to advise him that Parent would be reducing its indicative bid price.

Also on October 4, 2018, a financial advisor to Company A called Mr. Gouin to advise him that Company A would be reducing its indicative bid price to $39.00 per Share.

On October 5, 2018, Parent submitted a non-binding, revised preliminary proposal to acquire Tower for $36.00 per Share. On the same date, Company A submitted a non-binding revised preliminary proposal to acquire Tower for $39.00 per Share and again requested exclusivity.

On October 7, 2018, our Board of Directors met telephonically, together with Tower management and representatives of J.P. Morgan and Lowenstein, to discuss the revised reduced bids. Representatives of J.P. Morgan and management discussed with our Board of Directors the reasoning provided by each bidder to Mr. Gouin for the reductions in its indicative bid price. It was noted that Parent referenced Tower’s lease obligations, concerns surrounding the Company’s European operations and issues pertaining to a particular program launch and that Company A referenced Tower’s lease obligations, certain of Tower’s adjustments to its calculation of earnings before interest, taxes, depreciation and amortization and the calculation of available synergies. In addition, representatives of J.P. Morgan reviewed with our Board of Directors J.P. Morgan’s updated preliminary financial analysis of the two proposals. Our Board of Directors expressed disappointment about the fact that the revised bids offered by the two bidders had declined in value. Tower’s market price had declined by approximately 15% since our Board of Director’s September 5, 2018 meeting, but not for reasons that were perceived by our Board of Directors to be specifically related to Tower’s performance or outlook. Our Board of Directors reviewed with representatives of J.P. Morgan the nature of the potential responses to be made to each bidder.

On October 8, 2018, representatives of J.P. Morgan and Goldman spoke. At the instruction of our Board of Directors, representatives of J.P. Morgan advised Parent that it was not likely that our Board of Directors would permit negotiations to continue with Parent at that time unless Parent was willing to increase its bid close to its prior indicative $41.00 bid. J.P. Morgan was advised that Parent would likely decline to proceed further.

On October 9, 2018, representatives of J.P. Morgan spoke with representatives of Company A’s financial advisor, who indicated that Company A had further diligence questions that it wanted to explore. At the instruction of our Board of Directors, representatives of J.P. Morgan informed representatives of Company A’s financial advisor of our Board of Directors’ disappointment with Company A’s revised offer, but indicated our Board of Directors’ willingness to provide Company A with additional due diligence if that would enable Company A to restore its prior indicative offer.

On October 11, 2018, representatives of Company A contacted representatives of J.P. Morgan to advise that Company A expected that its board of directors would likely further reduce its indicative price to a range of $34.00 - $35.00 per Share following a meeting thereof to be held by month-end. The representatives of Company A indicated that Company A was expecting to raise funding in the equity market and indicated that in light of recent declines in market prices in the automotive supply sector, Company A could have difficulties in raising equity financing for a proposed acquisition of Tower. J.P. Morgan advised management of this update. Company’s A Executive Chairman confirmed this message in a call to Mr. Gouin on October 12, 2018, prior to our Board’s telephonic meeting on that date.

On October 12, 2018, our Board of Directors met telephonically to review the status of discussions with Parent and Company A. Representatives of management, J.P. Morgan and Lowenstein also participated in the meeting. Representatives of J.P. Morgan reported to our Board of Directors on the discussions conducted with Goldman on October 8, 2018 and reported that since that date, there had been no communications from either Parent or Goldman. With respect to Company A, representatives of J.P. Morgan reported on their conversations on October 11, 2018 and Mr. Gouin explained that Company A’s Executive Chairman had reached out directly to him earlier in the day on October 12, 2018 to describe potential difficulties that Company A could have in connection with an equity financing. Both Mr. Gouin and representatives of J.P. Morgan indicated to Company A and to our Board of Directors that they were surprised to hear that Company A intended to raise equity financing in order to finance the proposed transaction. It was noted that this was the first time that anyone representing Tower had learned that Company A was considering equity financing. Our Board of Directors questioned why an equity financing was first being raised by Company A months after Company A initially reached out to Tower. It was noted that such equity financing could materially adversely affect the likelihood of Company A’s completing the overall transaction. Mr. Gouin expressed his understanding that the matter likely would not be presented to Company A’s board of directors by month-end as previously suggested, unless Tower was open to a price per Share in the range of $34.00 - $35.00. Following discussion among our Board of Directors and its advisors, our Board of Directors concluded that the lowered prices per Share provided by both Parent and Company A were not in a range that our Board of Directors could support at that time. Upon discussion with its advisors and in light of our Board of Directors’ perception that further discussions would not lead to agreement at an acceptable price or on acceptable terms, our Board of Directors determined that negotiations should not proceed further with either Parent or Company A at that time.

During 2016, Tower explored the possibility of selling its European operations. Although negotiations and due diligence proceeded to a significant stage, ultimately Tower determined that a sale of the European operations at that time at the price then being offered was not in Tower’s or its stockholders’ best interests. In July 2018, Tower determined to again explore the sale of its European operations, considering that transaction on a separate track from a potential sale of Tower and recognizing that if discussions with Parent and/or Company A proceeded to negotiation of a definitive agreement, it would be necessary to consider whether to (i) discontinue negotiations of the sale of the European operations, (ii) combine the transactions into a single structure or (iii) develop other approaches. While the potential sale of the European operations was not expressly covered in negotiations with Parent or Company A prior to the suspension of negotiations in early October 2018, neither Parent nor Company A expressed significant interest in Tower’s European operations. Accordingly, when negotiations with Parent and Company A ceased, Tower turned its focus to the sale of its European operations.

On November 20, 2018, Tower announced that it had signed a memorandum of understanding for the sale of its European operations to Financiere SNOP Dunois S.A., a privately held French auto supplier, for € 255mm (or, approximately $298 million). Ultimately, that sale was consummated on March 1, 2019.

In January 2019, Mr. Gouin met with a representative of another company, referred to herein as “Company B,” which expressed interest in structuring an acquisition of Tower as a reverse merger in which Company B would succeed to Tower’s New York Stock Exchange listing. Company B advised Mr. Gouin that it would submit a proposal, but did not do so.

On January 15, 2019, Mr. Thanopoulos attended a conference in Michigan at which Mr. Gouin made a presentation on behalf of Tower. Following Mr. Gouin’s presentation, Mr. Thanopoulos and Mr. Gouin agreed to schedule a dinner to discuss a potential acquisition of Tower by Parent, which dinner occurred on March 12, 2019. In separate conversations with Mr. Kapadia and Mr. Gouin on or about January 15, 2019, Mr. Thanopoulos indicated that Parent remained interested in pursuing a potential acquisition of Tower.

On January 21, 2019, Mr. Gouin received a call from Company A’s financial advisor, advising him that Company A was also interested in resuming discussions related to a potential business transaction. Company A’s financial advisor explained that Company A believed that a combined stock/cash transaction between the parties was feasible. Mr. Gouin advised Company A’s financial advisor that while that transaction structure did not initially sound appealing, he was willing to meet with Company A’s Executive Chairman to hear his proposal.

At a meeting of our Board of Directors on January 24, 2019, the recent discussions with Parent, Company A and Company B were reviewed by our Board of Directors. Our Board of Directors concluded that it was willing to entertain bona fide proposals regarding a potential transaction. Our Board of Directors directed Mr. Gouin to meet with each of the parties to understand their respective proposals. In connection with such January 24, 2019 meeting and in the ordinary course of our management’s reporting to our Board of Directors, our management provided our Board of Directors with a long term plan that included projections of revenues, Adjusted EBITDA,

Adjusted EBIT, capital expenditures and changes in adjusted working capital at or for the years ending December 31, 2019, 2020, 2021 and 2022 (the “Initial Company Projections”). See “—Certain Unaudited Prospective Financial Information.” Once negotiations resumed with Parent and Company A, the Initial Company Projections were made available to Parent (on April 11, 2019) and Company A (on May 16, 2019).

On January 31, 2019, Tower entered into an amendment to its Confidentiality Agreement with Parent.

On February 1, 2019, Mr. Gouin met with the Executive Chairman of Company A, who presented a preliminary proposal for a transaction structure in which Tower’s stockholders would receive approximately 70% of the consideration in stock of Company A and approximately 30% in cash, with an implied purchase price of $31.46 per Share. Later that day, Mr. Gouin sent our Board of Directors a summary of his meeting with Company A’s Executive Chairman.

At a meeting on February 7, 2019, our Board of Directors expressed disappointment with the value of Company A’s revised preliminary proposal, as well as with the transaction structure proposed by Company A, given the market risk to which Tower’s stockholders would be exposed. The equity component would have left Tower’s stockholders owning a non-controlling interest in an equity security listed on a foreign stock market exchange, which equity security our Board of Directors perceived to have uncertain value. As a result, our Board of Directors directed management to advise Company A that it was not interested in pursuing a transaction involving an equity component.

On February 12, 2019, Mr. Gouin conducted a follow-up call with Company A’s Executive Chairman. Mr. Gouin explained that Tower’s view was that any proposal from Company A could and should be structured as an all-cash deal. Company A commented that its board of directors would consider its response in a few weeks. Mr. Gouin summarized this discussion in a communication to our Board of Directors on February 12, 2019.

On March 4, 2019, Company A’s financial advisor and Executive Chairman indicated to Mr. Gouin that Company A would be unable to structure an all-cash transaction at that time. Mr. Gouin advised our Board of Directors by email on that date that he perceived that Company A would not proceed further at that time, and that he had scheduled a meeting with Mr. Thanopoulos for March 12, 2019.

On March 12, 2019, Mr. Gouin and Mr. Thanopoulos had dinner. Mr. Thanopoulos advised Mr. Gouin that Parent was interested in re-examining a potential transaction with Tower in light of the sale of its European operations. Mr. Thanopoulos proposed another meeting to review Tower’s business plan. Mr. Gouin informed Mr. Thanopoulos that if the value to be proposed by Parent were unacceptable, the process would end. Mr. Gouin summarized his meeting with Mr. Thanopoulos in an email message to our Board of Directors on March 13, 2019.

On March 18, 2019, Mr. Gouin and Mr. Thanopoulos spoke by telephone and agreed to conduct a diligence session. Mr. Gouin indicated that Tower would provide potential dates for the diligence session at a later point, most likely in April.

On March 28, 2019, Parent sent Tower a list of discussion topics for the upcoming diligence session.

On April 11, 2019, members of Tower management and a representative of J.P. Morgan met with representatives of Parent, KPS and their advisors. Tower presented a detailed update of the Tower business on a pro forma basis to reflect the sale of its European operations and also provided responses to certain diligence requests from Parent.

On April 17, 2019, Mr. Thanopoulos advised Mr. Gouin that Goldman, Bank of America Merrill Lynch (“Bank of America”), Parent and KPS were performing analyses to determine an appropriate bid.

Mr. Thanopoulos indicated that he would send additional diligence questions to Mr. Gouin and Mr. Gouin responded that he would consider those questions when received. On April 23, 2019, Mr. Thanopoulos communicated the follow-up diligence requests.

On April 18, 2019, our Board of Directors conducted a meeting at Tower’s headquarters at which representatives of J.P. Morgan and management participated. Our Board of Directors noted that the market for automotive supply stocks was significantly depressed. From April 2018 to April 2019, the S&P 500 index had increased by approximately 11%, while over that same period the market prices of selected auto suppliers had decreased by approximately 18% and the market price of Tower’s common stock had declined by approximately 19%. Representatives of J.P. Morgan also reviewed with our Board of Directors J.P. Morgan’s updated preliminary financial analysis of Tower. Our Board of Directors discussed approaching Company A to determine if Company A was interested in submitting a bid.

On April 23, 2019, Mr. Gouin sent a message to our Board of Directors outlining next steps in the negotiation process. The process included outreach to Parent, Company A and Company B.

On April 24, 2019, at the request of Tower management, a representative of J.P. Morgan contacted Company A to determine if Company A had a continuing interest in Tower. Company A asked whether Tower would be amenable to a transaction involving both equity and cash consideration and J.P. Morgan responded by explaining that a cash deal was highly preferred. Also on April 24, 2019, Mr. Gouin sent a message to our Board of Directors summarizing the discussion between J.P. Morgan and Company A.

In late April 2019, representatives of J.P. Morgan invited Parent and Company A, respectively, to submit a formal but non-binding indication of interest no later than May 17, 2019. The parties were requested to provide a preliminary indication based on public information, their knowledge of Tower’s business, and any non-public information that had been shared to date. The bidders were told that if our Board of Directors were to decide at that time to proceed further toward a transaction, bidders would have the opportunity to perform more fulsome due diligence.

After having been approached by Mr. Gouin and representatives of J.P. Morgan in April 2019, Company B concluded by early May 2019 that it was not interested in pursuing a transaction with Tower.

On May 1, 2019, representatives of J.P. Morgan advised members of Tower’s management team that J.P. Morgan had been contacted by Company A’s financial advisor, who indicated that Company A was interested in an acquisition of Tower but had not yet reached a conclusion as to price or timing.

On May 3, 2019, Mr. Gouin and Mr. Thanopoulos spoke regarding Parent’s additional due diligence requests. Mr. Gouin advised Mr. Thanopoulos as to the information that Tower was then prepared to share with Parent.

On May 7, 2019, at the request of Tower management, representatives of J.P. Morgan advised Goldman that Tower expected to receive a written offer from another bidder imminently. Also on May 7, 2019, Mr. Gouin provided our Board of Directors with an email update on discussions with Parent, Company A and Company B. He noted that Company B had advised Tower that it did not intend to participate in further discussions. Mr. Gouin advised our Board of Directors that he intended to meet with Mr. Thanopoulos on May 9, 2019.

On May 8, 2019, the Executive Chairman of Company A called a representative of J.P. Morgan and advised that Company A’s board of directors remained interested in Tower. The Executive Chairman referenced diligence issues that Company A wanted to explore. Representatives of J.P. Morgan reported this communication to Tower management.

On May 9, 2019, Mr. Gouin and Mr. Thanopoulos met. Mr. Thanopoulos indicated that Parent intended to make an offer but first wanted to explore certain additional diligence issues. Mr. Gouin agreed to provide certain information in response. Mr. Thanopoulos committed to provide a revised offer letter by May 17, 2019. Mr. Gouin summarized his meeting with Mr. Thanopoulos in an email message to our Board of Directors on May 10, 2019.

On May 16, 2019, Mr. Thanopoulos contacted Mr. Gouin to advise him that an offer letter was forthcoming and described how Parent had arrived at its valuation. Later that day, Parent submitted a revised, non-binding proposal to acquire Tower for $30.00 per Share in cash.

Also on May 16, 2019, members of the Tower management team met in person and by video conference with Company A and its advisors and presented a detailed update of the Tower business on a pro forma basis to reflect the sale of its European operations and also provided responses to certain diligence requests from Company A.

On May 17, 2019, Mr. Gouin sent an email message to our Board of Directors attaching a copy of Parent’s May 16, 2019 offer letter and providing an update on Tower’s meeting with representatives from Company A on May 16, 2019.

On May 21, 2019, our Board of Directors met telephonically, together with representatives of Tower’s management team, representatives of J.P. Morgan and a representative of Lowenstein. Representatives of J.P. Morgan and Mr. Gouin discussed with our Board of Directors Mr. Gouin’s recent meetings and conversations with Parent and Company A. They noted that Mr. Thanopoulos had focused on a series of business risks that impacted Parent’s offer. Representatives of J.P. Morgan reviewed with our Board of Directors J.P. Morgan’s updated preliminary financial analysis of Parent’s proposal. Members of our Board of Directors expressed the view that it was still possible for Company A to propose a competitive price and directed management and J.P. Morgan to encourage Company A to submit a bid. With respect to Parent, our Board of Directors determined that it would not accept Parent’s proposal but would indicate to Parent that it would be permitted to perform additional due diligence.

On May 22, 2019, J.P. Morgan was advised by Company A’s financial advisor that Company A would submit an all-cash offer by May 24, 2019.

On May 24, 2019, Company A submitted a revised, non-binding proposal to acquire Tower for $28.00 per Share in cash.

Also on May 24, 2019, Mr. Gouin advised Mr. Thanopoulos that our Board of Directors felt that Parent continued to undervalue Tower. Mr. Gouin noted that Tower had received a competitive offer from a third party. As directed by our Board of Directors, Mr. Gouin advised Mr. Thanopoulos that Tower was prepared to provide additional due diligence to Parent.

After speaking with Mr. Thanopoulos, on May 24, 2019, Mr. Gouin sent an email message to our Board of Directors enclosing a copy of Company A’s offer letter and summarizing his discussion with Mr. Thanopoulos.

On May 25, 2019, Parent sent Tower a diligence request list.

On May 31, 2019, the Company and an affiliate of Parent entered into a Clean Team Confidentiality Agreement, under which the Company granted certain permitted representatives of Parent access to competitively sensitive information on a range of financial, management and operational issues related to the business of the Company. The Company entered into a similar clean team agreement with Company A on June 3, 2019.

In early June 2019, at the instruction of Tower management, representatives of J.P. Morgan invited Parent and Company A to conduct additional diligence and requested that each of Parent and Company A submit an updated proposal on June 25, 2019, together with a mark-up of a bid draft of the merger agreement furnished by

Lowenstein. The parties were told that Tower expected that with the additional due diligence, the parties would be in a position to increase their bids. Each of Parent and Company A spent approximately four weeks conducting additional diligence, during which time they had access to a virtual data room, were invited to conduct a tour of a Tower facility in Chicago, Illinois, had several functional diligence calls with members of the Tower management team and participated in an in-person meeting to discuss certain developments in Tower’s business relating to a recent award of substantial new business (the “New Business Award”).

On June 18, 2019, representatives of Tower, with representatives of J.P. Morgan in attendance, conducted an in-person financial and business due diligence meeting with representatives of Parent and KPS. On June 20, 2019, representatives of Tower, with representatives of J.P. Morgan in attendance, conducted a similar meeting with representatives of Company A. The New Business Award was discussed at these meetings and was reflected in an updated long term plan that included projections of revenues, Adjusted EBITDA, Adjusted EBIT, capital expenditures and changes in adjusted working capital at or for the years ending December 31, 2019, 2020, 2021, 2022 and 2023 (the “Updated Company Projections”). See “—Certain Unaudited Prospective Financial Information.” The Updated Company Projections were made available to Parent and Company on June 18, 2019.

On June 25, 2019, Mr. Thanopoulos, Mr. Gouin and representatives of Goldman and J.P. Morgan participated in a call to preview Parent’s forthcoming updated non-binding proposal to acquire Tower. Thereafter, Parent submitted its updated non-binding proposal to acquire Tower for the same $30.00 per Share price referenced in Parent’s May 16, 2019 proposal. Parent’s non-binding proposal was accompanied by a marked merger agreement, an equity commitment letter from four investment funds affiliated with KPS, debt commitment letters from Goldman and Bank of America and a list of confirmatory diligence items.

On June 26, 2019, Tower received a marked merger agreement from Company A. Company A’s accompanying non-binding bid letter did not change the bid price from the $28.00 price previously proposed by Company A. In addition, Company A indicated that it would have certain additional due diligence questions that it referred to as being essential. Company A noted that its bid price was subject to the completion of its due diligence and suggested that the bid price could be negatively affected as a result of that due diligence.

On June 28, 2019, our Board of Directors met telephonically, together with management and representatives of J.P. Morgan and Lowenstein to assess the non-binding bid proposal letters. It was noted that during the past twelve months, market prices of select automotive suppliers had declined by approximately 24% and the Company’s market price had declined by approximately 45%, while the S&P 500 index had increased by approximately 7%. In comparing the non-binding bid proposal letters, representatives of J.P. Morgan and Lowenstein discussed with our Board of Directors that Company A had identified more outstanding diligence points remaining to be completed than Parent had, but that Company A’s mark-up of the merger agreement did not reflect several issues that were evident in Parent’s mark-up. Representatives of J.P. Morgan reviewed with our Board of Directors its updated financial analysis. Upon discussion with its advisors, our Board of Directors concluded that the principal differences between the two bids were valuation (i.e., the $2.00 per Share difference in bid price), our Board of Directors’ perception that Company A’s remaining due diligence requests were burdensome, distracting and potentially unduly time consuming and differences in the merger agreement mark-ups.

With respect to the proposal submitted by Company A, our Board of Directors ultimately determined at its June 28 meeting that J.P. Morgan should advise Company A that unless Company A were willing to increase its bid price meaningfully, Company A should not proceed with further due diligence.

With respect to the proposal submitted by Parent, Lowenstein provided our Board of Directors with a detailed analysis of the modifications made by Parent to the draft merger agreement furnished to the bidders. Among the issues reviewed with our Board of Directors were the absence of a sponsor guarantee or other evidence of wherewithal to support Parent’s termination fee obligations, the interim covenants (including a restriction on paying dividends), the length of the “go shop” period, the ability of Tower to terminate the merger agreement upon receipt of a superior proposal, the extent to which our Board of Directors would be permitted to change its recommendation of the adoption of the merger agreement as a result of intervening events, and the amounts of fees and liability following termination (including termination fees and out-of-pocket expenses to Parent). Representatives of J.P. Morgan noted that Parent’s negotiating team had not characterized its $30.00 price as its “last and final” offer and that conceivably Parent might be prepared to increase its price in order to achieve a signed deal. Our Board of Directors directed J.P. Morgan to advise Parent that Parent would need to increase its bid if Parent wanted to move at an accelerated pace. J.P. Morgan was also instructed to advise Parent that failure to move at an accelerated pace could allow the other bidder to narrow the gap in the respective bids and reduce its open due diligence points.

These messages authorized by our Board of Directors on June 28, 2019 were delivered by representatives of J.P. Morgan to representatives of Goldman and to Company A’s financial advisor on July 1, 2019. Mr. Gouin also communicated a similar message to Mr. Thanopoulos on July 1, 2019.

Company A responded to the July 1 messaging by stating that without performing additional due diligence, it would be unable to increase its purchase price. At the instruction of Tower management, premised on the concerns noted above, Company A was advised by representatives of J.P. Morgan that Company A had the same access to due diligence materials as had been provided to the other bidder and that therefore Tower was not inclined to provide additional due diligence to Company A. Company A was advised that at that juncture, their proposal would not receive support from our Board of Directors unless Company A were willing to increase its bid price.

On July 1, 2019, Goldman advised J.P. Morgan that before Parent could respond to Tower’s request for an increased bid price, Parent wanted to know what the significant open issues were, based on Tower’s review of Parent’s mark-up of the merger agreement.

On July 2, 2019, Tower’s Compensation Committee held a telephonic meeting that included Mr. Gouin, Lowenstein representatives and the Committee’s compensation consultant, Meridian Compensation Consultants, LLC, to discuss certain modifications that the Committee was considering in connection with the compensation arrangements for Mr. Gouin, for Mr. Kersten and for Tower’s Vice President Legal Affairs and Compliance and Corporate Secretary, Nanette Dudek, as well as certain modifications that the Compensation Committee was considering with respect to Tower’s performance shares issued under Tower’s 2010 Equity Incentive Plan.

On July 3, 2019, at the instruction of Tower management, representatives of J.P. Morgan delivered an issues list to Parent, and representatives of Tower described to Parent the proposed compensation arrangements considered by the Compensation Committee and responded to certain operational diligence questions raised by Parent. The issues identified on the issues list, which expressly stated that it did not constitute an exhaustive list, related primarily to the issues highlighted for our Board of Directors at its meeting on June 28, 2019.

Later in the day on July 3, 2019, Tower posted in Parent’s section of the virtual data room a revised draft of the merger agreement.

On July 4, 2019, Parent provided its responses to the issues on Tower’s issues list, significantly reducing the number of open issues. Representatives of Goldman advised J.P. Morgan that Parent would be prepared to increase its price to $31.00 per Share, provided that Tower accepted all of the points noted in Parent’s issues list response and granted Parent exclusivity. Parent also requested that the merger agreement be signed by July 8, 2019. Mr. Thanopoulos contacted Mr. Gouin on July 4, 2019, to provide a similar message. At the instruction of Tower management, representatives of J.P. Morgan responded by explaining that our Board of Directors would meet on July 5, 2019 to consider Parent’s request for exclusivity and commented that since the merger agreement and related documents were not fully negotiated, a signing on July 8, 2019 was not feasible.

On July 5, 2019, our Board of Directors met telephonically, together with representatives of management, J.P. Morgan and Lowenstein. The advisors reviewed for our Board of Directors the steps that had taken place since our Board of Directors last met. It was noted that Parent had increased its bid to $31.00 per Share in response to the messaging that the pace would be accelerated only if Parent were willing to increase the price from its $30.00 offer. It was also noted that the Company and Parent did not appear to be far apart on the issues identified on the parties’ respective issues lists. Representatives of Lowenstein reviewed for our Board of Directors the issues that had been identified on Tower’s issues list, Parent’s responses and Tower’s anticipated responses to those responses. After considering these factors and after receiving a report from our Board of Directors’ Compensation Committee, our Board of Directors authorized management to provide Parent with exclusivity through July 15, 2019, provided that exclusivity would expire if Parent sought to reduce the offer price below $31.00 per Share. J.P. Morgan was also instructed to advise Goldman that Tower did not expect to concede all of the open items on the issues list. Representatives of J.P. Morgan delivered this message to Goldman. Our Board also authorized us to engage Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) to analyze for our Board of Directors the fairness to our stockholders of the merger consideration to be received by our stockholders if a merger agreement were executed, in order to obtain an additional opinion (that is, in addition to the opinion to be delivered by J.P. Morgan) regarding the fairness of the merger consideration from a financial point of view.

In a follow-up conversation with representatives of J.P. Morgan on July 5, 2019, Goldman’s representatives clarified that Parent’s position on the elimination of dividend payments also included the elimination of the dividend that might otherwise have been declared by our Board of Directors in July 2019. Representatives of J.P. Morgan informed the Company of this discussion.

On July 6, 2019, Tower and Parent signed an Exclusivity Agreement that granted Parent exclusivity through July 15, 2019, provided that Parent did not seek to reduce its offer price below $31.00 per Share. Upon execution of the Exclusivity Agreement, Company A’s access to the data room was suspended. A copy of the Exclusivity Agreement is filed as Exhibit (e)(45) hereto and incorporated herein by reference.

Over the next six days, Tower, Parent, Lowenstein and Parent’s counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), discussed the terms of the proposed transaction, including the structure of the transaction, the extent of the “go shop” and “no shop” provisions, the amount and conditions for payment of termination fees by Tower and Parent, the marketing period during which Parent would have an opportunity to raise debt financing and Tower’s interim operating covenants, including a restriction on Tower’s ability to pay cash dividends after execution of the merger agreement.

On July 6, 2019, Paul Weiss sent Lowenstein a revised merger agreement that was then negotiated by representatives of Paul Weiss and Lowenstein on July 7, 2019. During the course of such negotiation on July 7, 2019, representatives of Paul Weiss indicated that Parent was considering proposing a revision in the structure of the transaction upon learning that the proposed transaction would not require antitrust filings outside of the United States. Prior to that time, the merger agreement contemplated that stockholders of Tower would vote upon the merger agreement at a meeting of stockholders. Paul Weiss advised that Parent was considering a tender offer and merger structure under Section 251(h) of the DGCL, pursuant to which, in lieu of a stockholders’ meeting, Parent would commence a tender offer that would be conditioned on, among other things, the tender of at least the number of Shares that would be required to adopt the merger agreement if a meeting of stockholders were held to vote on the merger agreement. Lowenstein advised Paul Weiss that it would review the proposed structure with Tower, but that the structure would not be acceptable if the tender offer structure adversely affected the “go shop” structure that the parties had conceptually agreed upon through the circulation of their respective issues lists. Paul Weiss responded that the drafting of the tender offer provisions would be undertaken in a manner that would not curtail the “go shop” provisions in any respect.

On July 8, 2019, Lowenstein sent to Paul Weiss a revised draft of the merger agreement, reflecting the discussions held on the immediately preceding day. Lowenstein also proposed a joint call involving representatives from management of Parent and Tower and their respective counsel to resolve open issues pertaining to the interim covenants. That call was conducted on July 9, 2019, during which Tower representatives described to Parent’s representatives the flexibility that Tower would require between signing of the definitive merger agreement and closing.

Over the course of July 8 to July 9, 2019, Mr. Thanopoulos and Mr. Gouin had several calls to discuss key issues relating to the merger agreement.

On July 10, 2019, Paul Weiss sent to Lowenstein a revised draft of the merger agreement. This draft of the merger agreement and subsequent drafts of the merger agreement, through and including the execution version of the merger agreement, were provided to our Board of Directors.

During the course of July 10, 2019 and the following day, Paul Weiss and Lowenstein (in consultation with their respective clients) negotiated the few open items remaining from their issues lists, reaching agreement on the identified items and working on the finalization of the contract language, including language regarding the suspension of dividend payments by Tower, the marketing period for Parent’s debt financing and the amount of the termination fees provided for in the merger agreement.

During the evening of July 11, 2019, Tower’s Compensation Committee conducted a meeting at which representatives of Lowenstein were also present. The Compensation Committee approved the treatment of Options, RSUs and Company Performance Awards as reflected in the Merger Agreement and approved revisions to employment arrangements for Messrs. Gouin and Kersten and Ms. Dudek, all as described herein (see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Employment Arrangements”).

On July 12, 2019, our Board of Directors met by teleconference. The meeting was attended by the full Board of Directors, members of Tower’s senior management team and representatives from J.P. Morgan, Houlihan Lokey and Lowenstein, to provide an update on the negotiations and to discuss the terms of the final Merger Agreement. At the request of our Board, representatives of J.P. Morgan reviewed with our Board of Directors J.P. Morgan’s financial analyses with respect to Tower and the proposed transaction. Thereafter, at the request of our Board of Directors, J.P. Morgan orally rendered its opinion to our Board of Directors, which was subsequently confirmed by delivery of a written opinion from J.P. Morgan dated July 12, 2019, that, as of such date and subject to the factors, limitations, qualifications and other matters set forth in its written opinion, the consideration of $31.00 per Share to be paid to the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (see “—Opinions of Financial Advisors—Opinion of J.P. Morgan” for further details). At the request of our Board, representatives of Houlihan Lokey then reviewed and discussed Houlihan Lokey’s financial analyses with respect to Tower and the proposed transaction. Thereafter, at the request of our Board, Houlihan Lokey orally rendered its opinion to our Board of Directors, which was subsequently confirmed by delivery of a written opinion from Houlihan Lokey dated July 12, 2019, as to, as of such date, the fairness, from a financial point of view, to the holders of the Company’s common stock (other than Parent, Purchaser and their respective affiliates) of the Offer Price to be received by such holders in the proposed transaction pursuant to the Merger Agreement (see “—Opinions of Financial Advisors—Opinion of Houlihan Lokey” for further details). Representatives of Lowenstein then summarized the material terms and conditions of the final Merger Agreement, including a description of the manner in which the issues described to our Board of Directors at its July 5, 2019 meeting had been resolved. Dev Kapadia, as chairman of the Compensation Committee of our Board of Directors, reviewed the terms of the arrangements with certain of Tower’s senior management team (see “Item 3. Past Contacts, Transactions, Negotiations and Arrangements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Employment Arrangements”). Lowenstein then made a presentation regarding the Board of Directors’ fiduciary duties in connection with a potential sale of Tower. Lowenstein then reviewed with our Board of Directors the provisions of the Merger Agreement and other documents that afforded benefits to officers, directors and other members of management that were not also afforded to Tower stockholders in general. After considering the foregoing, and taking into consideration the factors described under “—Reasons for Recommendation” and the proposed timetable for the announcement of the transaction, the launch of the Offer and the anticipated debt financing, our Board of Directors unanimously: (i) determined that it is advisable and in the best interests of Tower and its stockholders to enter into the Merger Agreement and to consummate the Transactions contemplated thereby, including, without limitation, the Offer and the Merger, (ii) determined that the Merger Agreement and the Transactions contemplated thereby, including, without limitation, the Offer and the Merger, are fair to and in the best interests of Tower and its stockholders, (iii) approved and declared advisable the Merger Agreement, the Merger, the Offer and the other Transactions contemplated thereby, in each case, in accordance with the DGCL, (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (v) recommended that the stockholders of Tower accept the Offer and tender their Shares in and pursuant to the Offer.

During the morning of July 12, 2019, following the meeting of our Board of Directors and before market open on the New York Stock Exchange, Tower and Parent executed the Merger Agreement and issued a joint press release announcing entry into the Merger Agreement and announcing the commencement of the “go shop” period.

Under the terms of the Merger Agreement, during the period beginning on the date of the Merger Agreement and continuing until 12:01 a.m. (New York City time) on August 16, 2019 (the “Go-Shop Period”), Tower and its representatives have the right to, directly or indirectly: (w) initiate, solicit and encourage any acquisition proposal or any inquiry, discussion, offer or request that constitutes or could reasonably be expected to lead to an acquisition proposal, (x) provide access to non-public information to any person pursuant to an acceptable confidentiality agreement, (y) grant a waiver with respect to certain “standstill” obligations, and (z) engage or enter into or continue in any discussions or negotiations with any entity or person or groups of entities or persons with respect to any acquisition proposals. Promptly after execution of the Merger Agreement, at the request of management of the Company representatives of J.P. Morgan contacted approximately 12 strategic parties and approximately 25 financial parties about a potential transaction.

On August 15, 2019, Merger Sub commenced the Offer and Tower filed this Schedule 14D-9.

Reasons for Recommendation.

Our Board of Directors consulted with senior management of the Company regarding, among other things, the Company’s industry, and its business and prospects as an independent company. Our Board of Directors consulted with its financial advisors regarding the financial aspects of the Transactions. Our Board of Directors also consulted with its legal counsel regarding the Board of Directors’ legal duties, the terms of the Merger Agreement and related issues. In the course of reaching its unanimous determination, our Board of Directors carefully considered numerous factors, including the following non-exhaustive list of material factors and benefits that weighed positively in favor of its unanimous decision, among others and not necessarily in order of relative importance:

•	Premium to Market Price.

○

Our Board of Directors perceived the Offer Price to be fair, considering among other things the recent market prices for the Shares, as compared to the consideration payable in the Offer and the Merger, including the fact that the Offer Price of $31.00 payable in the Offer and the Merger represents a premium of approximately 70.0% over the closing price of $18.27 for the Shares on July 11, 2019 (the last trading day before public announcement of the Merger Agreement).

•	Cash Tender Offer; Certainty of Value.

○

Our Board of Directors considered that the Offer Price is all cash and that under the DGCL the second-step merger can be completed immediately following the consummation of the Offer, without a vote of the Company’s stockholders, so that the Transactions provide certainty of value and liquidity to our stockholders for their Shares, as compared with a stock deal, where value and liquidity may be less certain and immediate.

•	The Company’s Operating and Financial Condition; Prospects of the Company.

○	Our Board of Directors considered the Company’s business, financial condition and results of operations and concluded that the Offer Price is more favorable to the Company’s stockholders than the potential value that could reasonably be expected to be generated were the Company to remain independent and execute on its current standalone strategy.

○

Our Board of Directors considered, among other factors, that its stockholders would continue to be subject to the risks and uncertainties of the Company if it remained independent. These execution risks and uncertainties include risks relating to:

•	achieving the Company’s long-term business plan in light of the current and foreseeable business and market conditions;

•

the risks and uncertainties associated with the U.S. and global economy, including global automobile production volumes, changes to U.S. or international trade and tariff policies and the reaction of other countries thereto, and foreign exchange risks and economic uncertainty in some regions;

•	the risk of recession;

•	general stock market conditions and volatility; and

•	the other risks and uncertainties identified in the Company’s filings with the SEC, including its Annual Report on Form 10-K for its year ended December 31, 2018.

•	Potentially Interested Counterparties.

○

Our Board of Directors considered, after discussions with J.P. Morgan, that (i) a broader outreach to additional potential acquirers could delay a potential transaction and cause significant disruption to the Company’s operations, (ii) except for Parent, Company A and Company B, other potential acquirers had not approached the Company to inquire about a strategic transaction with the Company at any time relevant to the deliberations of our Board of Directors with respect to the Transactions and (iii) should any such potential counterparty be interested in pursuing a transaction on terms more favorable to the Company and its stockholders than those contemplated by the Merger Agreement, such counterparty would be able to pursue such an offer for the Company, despite Parent and the Company having entered into the Merger Agreement, and could be encouraged to do so through the “go shop” provisions in the Merger Agreement.

•	Financial Analyses and Fairness Opinions.

○

Our Board of Directors considered the financial analyses reviewed by J.P. Morgan with our Board as well as the oral opinion of J.P. Morgan rendered to our Board of Directors on July 12, 2019, which was subsequently confirmed in writing by delivery of J.P. Morgan’s written opinion addressed to our Board of Directors dated July 12, 2019, that, as of such date and based upon and subject to the factors, assumptions, limitations, qualifications and other matters set forth in J.P. Morgan’s written opinion, the consideration to be paid to the holders of Shares of the Company’s common stock in the proposed Offer and Merger was fair, from a financial point of view, to such holders, as more fully described in the section entitled “—Opinions of Financial Advisors—Opinion of J.P. Morgan” and the full text of the written opinion of J.P. Morgan, which is attached as Annex I to this Schedule 14D-9; and

○

Our Board of Directors considered the financial analyses reviewed by Houlihan Lokey with the Board as well as the oral opinion of Houlihan Lokey rendered to our Board of Directors on July 12, 2019, which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to our Board of Directors dated July 12, 2019, that as of such date, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion, the Offer Price to be received by the holders of the Company’s common stock other than Parent, Merger Sub and their respective affiliates in the Transaction pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in the section entitled “—Opinions of Financial Advisors—

Opinion of Houlihan Lokey” and the full text of the written opinion of Houlihan Lokey, which is attached as Annex II to this Schedule 14D-9.

•	Likelihood and Speed of Consummation.

○

Our Board of Directors considered the likelihood of completion of the Transactions to be high, particularly in light of the terms of the Merger Agreement and the closing conditions to the Offer and the Merger, including:

•	the conditions to the Offer and the Merger being specific and limited;

•	the likelihood of obtaining required regulatory approvals, and the commitments Parent agreed to in the Merger Agreement regarding regulatory approvals;

•	the remedy of specific performance available to the Company under the Merger Agreement in the event of breaches by Parent and Purchaser; and

•

the structure of the Transaction as a cash tender offer for all outstanding Shares, which minimizes the period of time that will elapse before our stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require Company stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

•	Best Strategic Alternative for Maximizing Stockholder Value.

○

Our Board of Directors was of the view that, after considering strategic alternatives and discussions with our management and our financial and legal advisors, it had obtained Parent’s best and final offer and, based upon its evaluation of potential alternatives, including a potential acquisition by Company A, that it is was unlikely that any other party would be willing to acquire the Company at a higher price.

•	Negotiation Process.

○

Our Board of Directors considered the enhancements that the Company was able to obtain as a result of arms-length negotiations with Parent and the inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

•	Financing Matters.

○

Our Board of Directors considered the fact that Parent has obtained debt financing commitments from established sources of debt financing and equity financing commitments from funds affiliated with KPS, in each case to fund the Transactions contemplated by the Merger Agreement, and that such amounts, together with cash on hand, would be sufficient to consummate the Transactions; and

○	Our Board of Directors considered the absence of any financing condition to the consummation of the Offer and the Merger.

•	Certain Company Projections.

○

Our Board of Directors considered certain forecasts for the Company prepared by senior management of the Company, which reflected certain assumptions of the Company’s senior management. See “—Certain Unaudited Prospective Financial Information”.

•	Opportunity to Initiate, Solicit and Encourage any Acquisition Proposal, Change Recommendation or Terminate the Transactions in Order to Accept a Superior Proposal.

○

Our Board of Directors considered the terms of the Merger Agreement permitting the Company to initiate, solicit and encourage any acquisition proposal, and the other terms and conditions of the Merger Agreement, including:

•	that during the Go-Shop Period, the Company may, subject to certain conditions, directly or indirectly: (w) initiate, solicit and encourage any acquisition proposal or any inquiry,

discussion, offer or request that constitutes or could reasonably be expected to lead to an acquisition proposal, (x) provide access to non-public information to any person or entity pursuant to an acceptable confidentiality agreement, (y) grant a waiver with respect to certain “standstill” obligations, and (z) engage or enter into or continue in any discussions or negotiations with any person or entity or groups of persons or entities with respect to any acquisition proposal;

•

the provisions of the Merger Agreement allowing our Board of Directors in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal (as defined below), subject to payment of a termination fee of $19,850,000, unless such termination is prior to the Cut-Off Time (as defined in the Merger Agreement) and in connection with an acquisition proposal that is submitted prior to the expiration of the Go-Shop Period (other than by certain specified persons), in which case the termination fee will be $13,235,000, which amounts our Board of Directors believed to be reasonable under the circumstances, and the unlikelihood that a fee of such size, in either case, would be a meaningful deterrent to other acquisition proposals; and

•

its ability under the Merger Agreement, prior to the Offer Acceptance Time, to withdraw, change, amend, modify or qualify its recommendation that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer in certain circumstances, including in connection with a Superior Proposal or an Intervening Event (as defined in the Merger Agreement).

•	Other Terms of the Merger Agreement.

○

Our Board of Directors considered other terms of the Merger Agreement, as more fully described in Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents - the Merger Agreement” of the Offer to Purchase. Certain provisions of the Merger Agreement that our Board of Directors considered important included:

•

Termination Date. Our Board of Directors considered the termination date under the Merger Agreement on which either Parent or the Company, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to obtain required regulatory approvals and to consummate the Offer and the Merger while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement; and

•

Appraisal and Other Stockholder Rights. Our Board of Directors considered the availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures for demanding appraisal under the DGCL, as well as the right of stockholders to withhold their approval of the Transactions by declining to tender their Shares in and pursuant to the Offer.

Our Board of Directors also considered a variety of risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Transactions and recommend that stockholders accept the Offer and tender their Shares pursuant to the Offer, including, without limitation, the following, which are not necessarily listed in order of relative importance:

•	the fact that the Offer Price, as of July 12, 2019, was below the Company’s 52 week high of $36.65 and was below the indicative bid prices described by Parent and Company A in October 2018;

•

the fact that the Company would no longer exist as an independent, publicly traded company, and the Company’s stockholders would no longer have the opportunity to participate in any potential future earnings or growth of the Company or benefit from the successful execution of the Company’s current strategy as a public company;

•	the fact that the gain realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•

there are risks related to the announcement and pendency of the Merger, including the potential impact on employees and the Company’s relationships with existing and prospective customers, vendors and business partners;

•

the fact that starting immediately after 12:01 a.m. (New York City time) on August 16, 2019 the Company will become subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals and to provide non-public information to, waive “standstill obligations” of and engage in discussions or negotiations with third parties regarding alternative acquisition proposals (other than, prior to the Cut-Off Time, with certain specified persons), unless, subject to certain terms and conditions in the Merger Agreement, our Board of Directors has determined a proposal constitutes or would reasonably be expected to lead to a Superior Proposal and has determined that the failure to take such actions would be inconsistent with our Board of Directors’ fiduciary duties to the Company’s stockholders under applicable law;

•	it is possible that the Merger will not be completed in a timely manner or at all for any reason;

•	it will be costly to the Company if the Merger is not completed or if there is uncertainty about the likelihood, timing or effects of the completion of the Merger;

•	there is a risk of diverting management and employee attention from ongoing business operations as a result of the Merger;

•

our Board of Directors’ belief that the trading price of the Company’s common stock will likely decline substantially if the Merger Agreement is terminated or the Merger is not completed for any reason;

•	there are limited restrictions in the Merger Agreement on the conduct of the Company’s business outside the ordinary course of business before completion of the Merger;

•	under the terms of the Merger Agreement, the Company could be required to pay Parent a termination fee of $19,850,000, or in certain other cases, a termination fee of $13,235,000;

•	the recognition that such termination fees could discourage other potential bidders from making a competing bid to acquire the Company;

•	there is a potential for litigation in any transaction of this type; and

•

some of the Company’s officers and directors may have interests in the proposed Transaction that may be different from, or in addition to, the interests of the Company’s stockholders generally, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

Our Board of Directors concluded that the risks, uncertainties, restrictions and potentially negative reasons associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger. Our Board of Directors collectively reached the unanimous conclusion to approve the Merger Agreement and the Transactions contemplated thereby in light of these various factors.

The foregoing discussion of our Board of Directors’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our Board of Directors in connection with its recommendation. In view of the wide variety of reasons considered by our Board of Directors in connection with the evaluation of the Offer and the complexity of these matters, our Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, our directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board of Directors may have been influenced to a greater or lesser degree by different reasons.

The foregoing description of the consideration by our Board of Directors of the reasons supporting the Merger Agreement, the Offer, the Merger and the other Transactions contemplated by the Merger Agreement and its recommendation that stockholders accept the Offer and tender their Shares pursuant to the Offer is forward-looking in nature. This information should be read in light of the factors discussed in “Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements.”

Certain Unaudited Prospective Financial Information.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results (with the exception of limited near-term guidance with respect to revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted earnings per share and free cash flows) due to the inherent unpredictability of projections and their underlying assumptions and estimates. However, our management does prepare, as part of its ongoing management of the business, including for internal planning purposes, long range projections of our Company’s expected financial performance. Our long range projections, as updated, were shared with Parent, Company A and our Board of Directors in connection with their respective evaluations of Tower and the proposed Transactions.

In preparing its long range forecasts, management analyzes industry data and makes assumptions regarding future results that management believes to be common in our industry for assessing risks associated with the automotive supply business. Projections in the Company’s long-term plan and updates take into account certain financial, operating and commercial assumptions solely using the information available to our management at the time that the plan or updates are prepared.

As noted above, our management provided the Initial Company Projections to our Board of Directors in the ordinary course in connection with our Board of Directors’ January 24, 2019 meeting. The Initial Company Projections subsequently were made available to Parent and Company A, as well as to J.P. Morgan. Also as noted above, on June 18, 2019, our management provided the Updated Company Projections to Parent and Company A. The Initial Company Projections were based on estimated results for each of the years ending December 31, 2019, 2020, 2021 and 2022. The Updated Company Projections were based on actual results through March 31, 2019 and estimated results for the remainder of the current calendar year and for each of the years ending December 31, 2020, 2021, 2022 and 2023. The Updated Company Projections reflect changes to estimated results for the year ending December 31, 2019 based on actual results through March 31, 2019, and take into account the New Business Award that was described to Parent and Company A in separate due diligence sessions conducted by representatives of Tower (with representatives of J.P. Morgan in attendance) with the respective bidders on June 18, 2019 and June 20, 2019, respectively. The Updated Company Projections were also made available to both J.P. Morgan and Houlihan Lokey. Consequently, our management directed J.P. Morgan and Houlihan Lokey to use and rely upon the Updated Company Projections for purposes of performing their respective financial analyses and rendering their respective opinions.

A summary of the Initial Company Projections and the Updated Company Projections are set forth below (in millions):

Initial Company Projections:

	Year Ending December 31,
	2019	2020	2021	2022
Revenues, net	$1,647	$1,736	$1,757	$1,802
Adjusted EBITDA (1)	175	205	215	223
Adjusted EBIT (2)	101	112	116	124
Capital expenditures (3)	112	57	75	75
Changes in adjusted working capital (4)	11	(33)	(5)	(5)

Updated Company Projections:

	Year Ending December 31,
	2019	2020	2021	2022	2023
Revenues, net	$1,594	$1,736	$1,757	$1,802	$1,862
Adjusted EBITDA (1)	168	195	205	223	233
Adjusted EBIT (2)	94	102	106	124	134
Capital expenditures (3)	111	90	80	35	77
Changes in adjusted working capital (4)	11	(33)	(5)	(5)	(8)

(1)

Adjusted EBITDA for the periods presented consists of net income before interest, taxes, depreciation, amortization, restructuring and asset impairment charges, certain long term compensation expenses, and certain acquisition costs.

(2)	Represents Adjusted EBITDA less depreciation and amortization.

(3)	Capital expenditures for the periods presented are shown net of equipment lease proceeds.

(4)

We refer to the sum of accounts receivable (net of allowances), inventory and prepaid expenses minus the sum of accounts payable and accrued expenses as “adjusted working capital.” Changes in adjusted working capital reflect the changes in adjusted working capital from one year-end (i.e., December 31) to the next year-end.

Our management also provided J.P. Morgan and Houlihan Lokey with two calculations of terminal value Adjusted EBITDA, which differed in only one principal respect and which we refer to as the “Base Case” and the “Midcycle Case.” Our management directed J.P. Morgan and Houlihan Lokey to use both cases for purposes of performing their respective financial analyses and rendering their respective opinions. The Base Case calculated our terminal value Adjusted EBITDA based on average forecasted Adjusted EBITDA margins for each of the fiscal years ending December 31, 2020, 2021, 2022 and 2023 and an assumed perpetual growth rate of 2%. The Midcycle Case calculated our terminal value Adjusted EBITDA based on the average forecasted Adjusted EBITDA for each of the fiscal years ending December 31, 2019, 2020, 2021, 2022 and 2023. The addition of 2019 in the Midcycle Case was intended to give effect to recession risks, product cycle risks and auto cycle risks currently confronting the Company. See “—Opinions of Financial Advisors—Opinion of J.P. Morgan” and “—Opinions of Financial Advisors—Opinion of Houlihan Lokey.”

Important additional information regarding the Company Projections

The summary of the Initial Company Projections and Updated Company Projections (collectively, the “Company Projections”) is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial projections that were made available to our Board of Directors, and to J.P. Morgan and Houlihan Lokey for the purposes described above. The disclosure of the Company Projections is not being included in this Schedule 14D-9 to influence any Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The Company Projections may differ from published analyst estimates and forecasts. The inclusion of the Company Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or considers the Company Projections to be necessarily predictive of actual future events, and the Company Projections should not be relied upon as such. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the Company Projections or can give any assurance that actual results will not differ from the Company Projections. The Company has made no representation to Parent or Merger Sub in the Merger Agreement or otherwise concerning the Company Projections. Some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or effects, may have changed since the dates on which the Company Projections were prepared. The projected financial data provided in the tables set forth above has not been updated to reflect management’s current views of the Company or the Company’s expected future financial performance and should not be treated as guidance with respect to projected results for 2019 or any other period. The Company has not updated, and does not intend to update or make publicly available any update or other revision to, the Company Projections, except as otherwise required by law.

The Company Projections were prepared by management as part of its ongoing management of Tower’s business, including for planning purposes, and were not prepared with a view toward public disclosure. Accordingly, they do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Company Projections or expressed any opinion or any form of assurance related thereto. In addition, certain of the projected financial information discussed above, such as Adjusted EBITDA and Adjusted EBIT are non-GAAP financial measures. Non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows as a measure of liquidity. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. No reconciliation of non-GAAP measures in the Company Projections to GAAP measures was created or used in connection with the Transactions.

Modeling and forecasting the future commercialization of our products and revenues we will derive are highly speculative endeavors. The Company Projections, while presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and necessarily involve judgments with respect to, among other things, OEM production volumes, launch expenditures, estimated costs and cost savings, pricing, competition and future economic and competitive conditions, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Company Projections were developed under the assumption of continued standalone operation and did not give effect to any changes or expenses as a result of the Transactions or any effects of the Transactions which may cause actual results to differ materially. The Company Projections reflect assumptions as to certain business decisions that are subject to change. In addition, given that the Company Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year.

Important factors that may affect actual results and result in the Company Projections not being achieved include global automobile production volumes, the financial condition of our customers and suppliers, our ability to make scheduled payments of principal or interest on our indebtedness and comply with the covenants and restrictions contained in the instruments governing our indebtedness, our ability to refinance our indebtedness, any increase in the expense and funding requirements of our pension and other postretirement benefits, our customers’ ability to obtain equity and debt financing for their businesses, our dependence on our largest customers, pricing pressure from our customers, work stoppages or other labor issues affecting us or our customers or suppliers, our ability to integrate acquired businesses, our ability to take advantage of emerging secular trends, risks related to changes in U.S. trade policies, risks associated with our non-U.S. operations, including foreign exchange risks and economic uncertainty in some regions, risks associated with business divestitures, costs or liabilities relating to environmental and safety regulations and other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. In addition, the Company Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The Company Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, competitive environment, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Company Projections were prepared.

The Company Projections do not take into account any circumstances, transactions or events occurring after the dates on which the Company Projections were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the Company Projections. There can be no assurance that the financial results in the Company Projections will be realized or that future actual financial results will not materially vary from those in the Company Projections. The Company Projections are forward-looking statements, and are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. See “Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements”. In light of the foregoing factors and the uncertainties inherent in the Company Projections, the Company’s stockholders and investors are cautioned not to place undue, if any, reliance on the Company Projections.

Opinions of Financial Advisors.

Opinion of J.P. Morgan

Pursuant to an engagement letter dated September 5, 2018, as amended, the Company retained J.P. Morgan as its financial advisor in connection with the proposed Offer and Merger.

At the meeting of our Board of Directors on July 12, 2019, J.P. Morgan rendered its oral opinion, subsequently confirmed in writing, to our Board of Directors that, as of such date and based upon and subject to the factors, assumptions, limitations, qualifications and other matters set forth in its written opinion, the consideration to be paid to the holders of Shares of the Company’s common stock in the proposed Offer and Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, dated July 12, 2019, which sets forth the assumptions made, matters considered and limitations and qualifications on the review undertaken, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to our Board of Directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Offer and Merger, was directed only to the consideration to be paid to the holders of the Company’s common stock in the proposed Offer and Merger and did not address any other aspect of the proposed Offer and Merger. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the proposed Offer and Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares of the Company’s common stock into the proposed Offer or how such stockholder should vote with respect to the proposed Merger or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Merger Agreement and a draft dated July 11, 2019 of an equity commitment letter from certain affiliates of KPS;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•

compared the proposed financial terms of the Offer and Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Company’s common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business, including the Updated Company Projections; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the proposed Offer and Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company, Parent, Merger Sub or KPS under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the management of the Company as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the proposed Offer and Merger and the other Transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by the Company, Parent, KPS and Merger Sub and any other party in the Merger Agreement, the equity commitment letter and the related agreements were and will be true and correct in all respects material to its analysis. J.P Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Offer and Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the proposed Offer and Merger.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of Shares of the Company’s common stock in the proposed Offer and Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed Offer and Merger to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the proposed Offer and Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Offer and Merger, or any class of such persons relative to the consideration to be paid to the holders of Shares of the Company’s common stock in the proposed Offer and Merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Company’s common stock will trade at any future time.

The terms of the Merger Agreement were determined through arm’s length negotiations between the Company and Parent and KPS, and the decision to enter into the Merger Agreement was solely that of our Board of Directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by our Board of Directors in its evaluation of the proposed Offer and Merger and should not be viewed as determinative of the views of our Board of Directors or the management of the Company with respect to the proposed Offer and Merger or the consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to our Board of Directors on July 12, 2019 and in the financial analyses contained in the presentation delivered to our Board of Directors on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses undertaken by J.P. Morgan in connection with rendering such opinion and contained in such presentation, and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the Company. The companies selected by J.P. Morgan were:

American Axle & Manufacturing Holdings, Inc.

Dana Incorporated

Linamar Corporation

Martinrea International Inc.

J.P. Morgan calculated and compared various financial multiples and ratios based on public filings with the SEC, equity analyst research reports, FactSet market prices and other publicly available information as of July 8, 2019 for each of the selected companies listed above and for the Company.

Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of such company’s firm value (adjusted for after-tax underfunded pension and other post-employment benefit liabilities) (referred to in this Schedule 14D-9 as “Adjusted FV”) to the equity research analyst consensus estimate for such company’s Adjusted EBITDA (defined as earnings before interest, taxes, depreciation and amortization, and excluding non-service pension costs), for the fiscal year ending December 31, 2019 (referred to in this Schedule 14D-9 as “Adjusted FV/2019E Adjusted EBITDA”) and the ratio of such company’s Adjusted FV to the equity research analyst consensus estimate for such company’s estimated Adjusted EBITDA for the fiscal year ending December 31, 2020 (referred to in this Schedule 14D-9 as “Adjusted FV/2020E Adjusted EBITDA”). The following table represents the results of this analysis for each of the selected companies:

	Adjusted FV/2019E Adjusted EBITDA	Adjusted FV/2020E Adjusted EBITDA
American Axle & Manufacturing Holdings, Inc.	4.7x	4.8x
Dana Incorporated	4.9x	4.7x
Linamar Corporation	4.2x	4.2x
Martinrea International Inc.	3.7x	3.5x

Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and professional judgment, J.P. Morgan selected a multiple reference range of 3.75x to 5.00x for Adjusted FV/2019E Adjusted EBITDA and a multiple reference range of 3.25x to 4.75x for Adjusted FV/2020E Adjusted EBITDA.

After applying these ranges to the Company’s estimated Adjusted EBITDA for the fiscal years ending December 31, 2019 and December 31, 2020 based on the Updated Company Projections (as more fully described above in “—Certain Unaudited Prospective Financial Information”), the analysis indicated the following ranges of implied equity value per Share for the Company’s common stock, rounded to the nearest $0.25:

	Implied Equity
	Value Per Share
	Low	High
Adjusted FV/2019E Adjusted EBITDA	$17.50	$27.25
Adjusted FV/2020E Adjusted EBITDA	$17.75	$31.50

The ranges of implied equity value per share were compared to (a) the closing price per share of the Company’s common stock of $18.80 as of July 8, 2019, and (b) the proposed cash consideration of $31.00 per Share of the Company’s common stock.

In addition, using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of such company’s Adjusted FV to the equity research analyst consensus estimate for such company’s Adjusted EBITDA, less capital expenditures, for the fiscal year ending December 31, 2019 (referred to in this Schedule 14D-9 as “Adjusted FV/2019E Adjusted EBITDA-Capex”) and the ratio of such company’s Adjusted FV to the equity research analyst consensus estimate for such company’s estimated Adjusted EBITDA, less capital expenditures, for the fiscal year ending December 31, 2020 (referred to in this Schedule 14D-9 as “Adjusted FV/2020E Adjusted EBITDA-Capex”). The following table represents the results of this analysis for each of the selected companies:

	Adjusted FV/2019E Adjusted	Adjusted FV/2020E Adjusted
	EBITDA - Capex	EBITDA - Capex
American Axle & Manufacturing Holdings, Inc.	7.3x	6.8x
Dana Incorporated	7.2x	6.4x
Linamar Corporation	7.0x	7.0x
Martinrea International Inc.	8.8x	7.6x

Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and professional judgment, J.P. Morgan selected a multiple reference range of 7.00x to 8.75x for Adjusted FV/2019E Adjusted EBITDA-Capex and a multiple reference range of 5.50x to 7.75x for Adjusted FV/2020E Adjusted EBITDA-Capex.

J.P. Morgan applied these ranges to the Company’s estimated Adjusted EBITDA less capital expenditures for the fiscal years ending December 31, 2019 and December 31, 2020 based on the Updated Company Projections (as more fully described above in “—Certain Unaudited Prospective Financial Information”). For purposes of calculating Adjusted EBITDA less capital expenditures for the fiscal years ending December 31, 2019 and 2020, respectively, management of the Company directed J.P. Morgan to use a normalized level of capital expenditures, estimated by management to be 5.0% of 2019E revenue and 2020E revenue, respectively, projected by Company management. The analysis indicated the following ranges of implied equity value per Share for the Company’s common stock, rounded to the nearest $0.25:

	Implied Equity
	Value Per Share
	Low	High
Adjusted FV/2019E Adjusted EBITDA-Capex	$19.00	$26.00
Adjusted FV/2020E Adjusted EBITDA-Capex	$18.00	$29.50

The ranges of implied equity value per Share were compared to (a) the closing price per Share of the Company’s common stock of $18.80 as of July 8, 2019, and (b) the proposed cash consideration of $31.00 per Share of the Company’s common stock.

Selected Transaction Analysis

Using publicly available information, J.P. Morgan reviewed selected transactions involving businesses that, for purposes of J.P. Morgan’s analysis and based on its experience and professional judgment, were considered by J.P. Morgan to be similar to the Company’s business. Specifically, J.P. Morgan reviewed the transactions set forth in the below table.

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the ratio of the target company’s firm value implied by the consideration paid in such transaction to the target company’s EBITDA for the twelve calendar-month period (referred to in this Schedule 14D-9 as “LTM”) prior to announcement of the applicable transaction (referred to in this Schedule 14D-9 as “FV/LTM EBITDA”). The following table represents the results of this analysis for each of the selected transactions:

Target	Acquiror	Month/Year Announced	FV/LTM EBITDA
Tower Europe	Financière SNOP Dunois S.A.	November 2018	5.4x
Accuride Corporation	Crestview Partners	September 2016	5.7x
TI Automotive	Bain Capital	January 2015	6.0x
Waupaca Foundry	Hitachi Metals	August 2014	5.9x
Grede Holdings	American Securities	April 2014	5.3x (1)
Metaldyne	American Securities	December 2012	4.8x
HHI	American Securities	October 2012	5.3x

(1)	Calculated using full year 2013 EBITDA.

Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and professional judgment, J.P. Morgan selected a multiple reference range of 5.00x to 6.00x for FV/LTM EBITDA and applied it to the Company’s Adjusted EBITDA for the twelve months ended March 31, 2019. This analysis indicated a range of implied equity values per share of the Company’s common stock, rounded to the nearest $0.25, of $28.75 to $36.50, which was compared to (a) the closing price per Share of the Company’s common stock of $18.80 as of July 8, 2019, and (b) the proposed cash consideration of $31.00 per Share of the Company’s common stock.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per Share for the Company’s common stock. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows,” for purposes of the discounted cash flow analysis, refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. “Present value” refers to the current value of the future cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

J.P. Morgan calculated the present value of the future standalone unlevered after-tax free cash flows for fiscal year 2019 through fiscal year 2023 based upon the Updated Company Projections provided by the management of the Company. At the instruction of management of the Company and with the authorization of our Board of Directors, J.P. Morgan also calculated two ranges of terminal values for the Company at the end of the five-year period ended 2023 by applying a terminal growth rate ranging from 1.5% to 2.5% (which range was provided by the management of the Company) to the unlevered free cash flows of the Company during the final year of the Updated Company Projections, with one such range determined using terminal Adjusted EBITDA margin calculated on the basis of the average of 2020E through 2023E Adjusted EBITDA margins (such range, as defined under “—Certain Unaudited Prospective Financial Information,” the “Base Case”) and the other such range determined using terminal Adjusted EBITDA calculated on the basis of the average of 2019E through 2023E Adjusted EBITDA (such range, as defined under “—Certain Unaudited Prospective Financial Information,” the “Midcycle Case”). The unlevered free cash flows and the ranges of terminal values, in each case, were then discounted to present values as of March 31, 2019 using a range of discount rates from 10.25% to 11.25%. The discount rate range was selected by J.P. Morgan based on J.P. Morgan’s analysis of the weighted average cost of capital for the Company derived using the capital asset pricing model. J.P. Morgan also included the value of additional tax savings from the usage of net operating losses and research and development credit carry forwards of the Company for the projections period, which were discounted, in each case, to present values using the same discount range of 10.25% to 11.25%. The present values, in each case, were then adjusted to take into account the Company’s net debt and capitalized financing leases of $212 million in the aggregate (excluding after tax underfunded pension and other post-employment benefits liabilities) as of March 31, 2019 to derive implied equity values for the Company.

In addition, at the request of our Board of Directors and the management of the Company, J.P. Morgan calculated the weighted average of the Base Case and the Midcycle Case, applying a 50% weight to each case based on guidance from the management of the Company (the resulting range being referred to in this Schedule 14D-9 as the “Weighted Average Case”).

Based on the foregoing, these analyses indicated the following ranges of implied equity values per share of the Company’s common stock, rounded to the nearest $0.25:

	Implied Equity Value Per Share
	Low	High
Base Case	$29.25	$36.25
Midcycle Case	$24.00	$29.75
Weighted Average Case	$26.50	$33.00

The ranges of implied equity values per share of the Company’s common stock were compared to (a) the closing price per Share of the Company’s common stock of $18.80 as of July 8, 2019, and (b) the proposed cash consideration of $31.00 per Share of the Company’s common stock.

Other Information

52-Week Historical Trading Range. For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the trading range for the Company’s common stock for the 52-week period ended July 8, 2019, which was $17.15 per share to $36.65 per share, and compared that range to (a) the closing price per share of the Company’s common stock of $18.80 as of July 8, 2019, and (b) the proposed cash consideration of $31.00 per share of the Company’s common stock.

Analyst Price Target. For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the publicly available equity research analyst price target range for the Company’s common stock available as of July 8, 2019, and noted that such price target range was $28.00 per share to $40.00 per share, and compared that price target range to (a) the closing price per share of the Company’s common stock of $18.80 as of July 8, 2019, and (b) the proposed cash consideration of $31.00 per share of the Company’s common stock.

Miscellaneous. The foregoing summary of the material financial analyses undertaken by J.P. Morgan does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the proposed Offer and Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed Offer and Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the proposed Offer and Merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the proposed Offer and Merger and to deliver an opinion to our Board of Directors with respect to the proposed Offer and Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

J.P. Morgan received a fee from the Company of $2.25 million for the delivery of its opinion. The Company has agreed to pay J.P. Morgan a transaction fee of $12.0 million, against which the opinion fee will be credited, upon the consummation of the Merger. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and expenses of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had, and continue to have, commercial or investment banking relationships with the Company and certain of its affiliates and certain affiliates of KPS, for which J.P. Morgan and such affiliates have received, or will receive, customary compensation. Such services during such period have included acting as joint lead arranger and bookrunner on a credit facility amendment for an affiliate of the Company which closed in March 2019 and as financial advisor to the Company in connection with a sale transaction which closed in March 2019. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of an affiliate of the Company, for which J.P. Morgan receives customary compensation or other financial benefits. During the two year period preceding the delivery of its opinion ending on July 12, 2019, the aggregate fees recognized by J.P. Morgan from the Company were approximately $1.2 million and J.P. Morgan recognized no fees from Parent, KPS or its affiliates. In addition,

J.P. Morgan and its affiliates hold, on a proprietary basis, less than 2% of the outstanding Shares of the Company’s common stock. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, Parent, Merger Sub, KPS and/or their affiliates or portfolio companies for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Opinion of Houlihan Lokey

On July 12, 2019, Houlihan Lokey orally rendered its opinion to our Board of Directors (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to our Board of Directors dated July 12, 2019), as to, as of such date, the fairness, from a financial point of view, to the holders of the Company’s common stock other than Parent, Purchaser and their respective affiliates of the Offer Price to be received by such holders in the Transactions pursuant to the Merger Agreement.

Houlihan Lokey’s opinion was directed to our Board of Directors (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of the Company’s common stock other than Parent, Purchaser and their respective affiliates of the Offer Price to be received by such holders in the Transactions pursuant to the Merger Agreement and did not address any other aspect or implication of the Transactions or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Houlihan Lokey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Houlihan Lokey’s written opinion, which is attached as Annex II to this Schedule 14D-9 and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute, advice or a recommendation to our Board of Directors, the Company, any security holder of the Company or any other party as to how to act with respect to any matter relating to the Transactions or otherwise, including, without limitation, whether or not to tender Shares pursuant to the Offer.

In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

1.	reviewed a draft, dated July 11, 2019, of the Merger Agreement;

2.	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

3.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including (i) the Updated Company Projections, (ii) estimates prepared based on directions received from management of the Company for use in Houlihan Lokey’s analyses and the preparation of its opinion, of the Company’s earnings before interest, depreciation and amortization, adjusted for certain non-recurring items, for the fiscal year ending December 31, 2023 based on two alternative assumptions (together, the “Terminal Year EBITDA Cases”), and (iii) estimates prepared based on directions received from management of the Company regarding the Company’s net operating loss tax carryforwards (“NOLs”) and the Company’s ability to utilize those NOLs to achieve future tax savings on a standalone basis (the “Estimated NOL Tax Savings”);

4.

spoke with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transactions and related matters including, without limitation, discussions with the Company’s management and advisors regarding their solicitation of indications of interest from third parties with respect to the securities, assets, businesses or operations of the Company and their discussions and negotiations with third parties with respect thereto;

5.	compared the financial and operating performance of the Company with that of other companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

7.

reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that (i) the Updated Company Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, (ii) the Terminal Year EBITDA Cases were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to appropriate Terminal Year EBITDA Cases for purposes of evaluating the future financial results of the Company following the period covered by the Updated Company Projections based on alternative assumptions that such management advised Houlihan Lokey and Houlihan Lokey assumed were equally reasonable and equally likely to occur, (iii) the NOLs were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the amount of such NOLs, and (iv) the Estimated NOL Tax Savings were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the Company’s ability to utilize those NOLs to achieve future tax savings on a standalone basis. At the Company’s direction, Houlihan Lokey assumed that the Updated Company Projections, the Terminal Year EBITDA Cases, the NOLs and the Estimated NOL Tax Savings provided a reasonable basis on which to evaluate the Company and the Transactions and Houlihan Lokey, at the Company’s direction, used and relied upon the Updated Company Projections, the Terminal Year EBITDA Cases, the NOLs and the Estimated NOL Tax Savings for purposes of its analyses and opinion. Houlihan Lokey expressed no view or opinion with respect to the Projections, the Terminal Year EBITDA Cases, the NOLs, the Estimated NOL Tax Savings or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that, except as would not be material to its analyses or opinion, (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transactions would be satisfied without waiver thereof, and (d) the Transactions would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Transactions would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transactions would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Company or the Transactions that would be material to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that, except as would not be material to its analyses or opinion, the final form of the Merger Agreement would not differ in any respect from the draft of the Merger Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company was or may have been a party or was or may have been subject, or of any governmental investigation or any possible unasserted claims or other contingent liabilities to which the Company was or may have been a party or was or may have been subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transactions, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transactions, (b) negotiate the terms of the Transactions, or (c) advise the Board of Directors, the Company or any other party with respect to alternatives to the Transactions. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of the opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date of the opinion. Houlihan Lokey did not express any opinion as to the price or range of prices at which Shares of the Company’s common stock could be purchased or sold, or otherwise be transferable, at any time.

Houlihan Lokey’s opinion was furnished for the use of our Board of Directors (in its capacity as such) in connection with its evaluation of the Transactions and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Board of Directors, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transactions or otherwise, including, without limitation, whether or not to tender Shares of the Company’s common stock pursuant to the Offer.

Houlihan Lokey’s opinion only addressed the fairness, from a financial point of view, to the holders of the Company’s common stock, other than Parent, Purchaser and their respective affiliates, of the Offer Price to be received by such holders in the Transactions pursuant to the Merger Agreement and did not address any other aspect or implication of the Transactions, any related transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise. Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board of Directors, the Company, the Company’s stockholders or any other party to proceed with or effect the Transactions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transactions or otherwise (other than the Offer Price to the extent expressly specified in the opinion), (iii) the fairness of any portion or aspect of the Transactions to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of the opinion, (iv) the relative merits of the Transactions as compared to any alternative business strategies or transactions that may have been available to the Company or any other party, (v) the fairness of any portion or aspect of the Transactions to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transactions,

(vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Transactions, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transactions, any class of such persons or any other party, relative to the Offer Price or otherwise. Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Company, on the assessments by our Board of Directors, the Company, Parent and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to the Company, the Transactions or otherwise.

In preparing its opinion to our Board of Directors, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the proposed Transactions and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Updated Company Projections and the implied value reference ranges indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by our Board of Directors in evaluating the proposed Transactions. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Offer Price or of the views of our Board of Directors or management with respect to the Transactions or the Offer Price. The type and amount of the Offer Price payable in the Transactions were determined through negotiation between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of our Board of Directors.

Financial Analyses

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with our Board of Directors on July 12, 2019. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•

Enterprise Value—generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of debt outstanding, preferred stock, tax affected net pension liability and non-controlling interests, and less the amount of cash and cash equivalents on its balance sheet; and

•	Adjusted EBITDA—generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, as adjusted for certain non-recurring items.

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of the Company’s common stock and the common stock of the selected companies listed below as of July 9, 2019, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the value of the equity consideration in the announced transaction and other publicly available information at the time of the announcement. The estimates of the future financial performance of the Company relied upon for the financial analyses described below were based on the Updated Company Projections. The estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies and target companies.

Selected Companies Analysis

Houlihan Lokey reviewed certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant. The financial data reviewed included:

•	Enterprise value as a multiple of estimated adjusted EBITDA for the last twelve months, or “LTM Adjusted EBITDA,” for which financial information was made public;

•	Enterprise value as a multiple of estimated adjusted EBITDA for the next fiscal year, or “NFY Adjusted EBITDA”; and

•	Enterprise value as a multiple of estimated adjusted EBITDA for the fiscal year following the next fiscal year, or “NFY + 1 Adjusted EBITDA.”

The selected companies and corresponding multiples were:

Enterprise Value / Adjusted EBITDA
	LTM	NFY	NFY+1
Stamping
Gestamp Automoción, S.A.	7.1x	6.3x	5.7x
Magna International Inc.	4.2x	4.6x	4.6x
Martinrea International Inc.	4.0x	3.7x	3.5x

Diversified Metal Forming
American Axle & Manufacturing Holdings, Inc.	4.7x	4.6x	4.6x
Dana Incorporated	5.6x	4.8x	4.6x
Linamar Corporation	4.5x	4.2x	4.2x

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 4.0x to 5.0x to the Company’s LTM Adjusted EBITDA for the last twelve months ended

March 31, 2019, 4.0x to 5.0x to the Company’s estimated Adjusted EBITDA for the fiscal year ending December 31, 2019 and 3.5x to 4.5x to the Company’s estimated Adjusted EBITDA for the fiscal year ending December 31, 2020. The selected companies analysis indicated implied value reference ranges per Share of the Company’s common stock of $20.56 to $28.63 based on LTM Adjusted EBITDA, $20.99 to $29.17 based on the Company’s estimated Adjusted EBITDA for the fiscal year ending December 31, 2019 and $21.57 to $31.03 based on the Company’s estimated Adjusted EBITDA for the fiscal year ending December 31, 2020, as compared to the Offer Price of $31.00 per Share of the Company’s common stock in the Transactions pursuant to the Merger Agreement.

Selected Transactions Analysis

Houlihan Lokey reviewed certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant. The financial data reviewed included enterprise value as a multiple of LTM Adjusted EBITDA for the last twelve months available prior to the date of announcement, and the selected transactions and corresponding multiples were:

Date Announced	Target	Acquiror	Enterprise Value/ LTM Adj. EBITDA
11/2018	Tower Europe	Financiere SNOP Dunois S.A.	5.4x
5/2018	L & W, Inc.	Autokiniton Global Group, LP	NA
4/2018	Federal-Mogul LLC	Tenneco Inc.	7.2x
7/2017	Precision Partners Holding Company	AK Steel Corporation	NA
4/2017	Royal Die & Stamping Co., Inc.	Industrial Growth Partners; Industrial Growth Partners V, L.P.	NA
2/2017	GT Technologies, Inc.	Industrial Opportunity Partners LLC; Industrial Opportunity Partners II, L.P.	NA
2/2017	Newcor, Inc.	CIE Automotive, S.A.	5.0x
11/2016	Metaldyne Performance Group Inc.	American Axle & Manufacturing Holdings, Inc.	6.9x
9/2016	Accuride Corporation	Crestview Partners, L.P.; Crestview Partners III, L.P.	5.7x
2/2016	Federal-Mogul Holdings Corporation	IEH FM Holdings LLC	6.4x
10/2015	Montupet SA	Linamar Corporation	9.1x
8/2015	Stackpole International Inc.	Johnson Electric International (UK) Limited; JE International Engineered Products Canada Limited; JE International Powder Metal Canada Limited	10.6x
7/2015	GETRAG Getriebe- und Zahnradfabrik Hermann Hagenmeyer GmbH & Cie KG	Magna International Inc.	NA
7/2015	Remy International, Inc.	BorgWarner Inc.	9.2x
4/2015	TRW Automotive Inc., Linkage and Suspension Business in Europe and North America	THK Co., Ltd.	NA
1/2015	TI Group Automotive Systems, L.L.C.	Bain Capital Private Equity, LP	6.0x
7/2014	TRW Automotive Holdings Corp.	ZF Friedrichshafen AG	7.3x

“NA” refers to not publicly available.

Taking into account the results of the selected transactions analysis, Houlihan Lokey applied a multiple range of 5.0x to 6.0x to the Company’s Adjusted EBITDA for the twelve months ended March 31, 2019. The selected transactions analysis indicated an implied value reference range per Share of the Company’s common stock of $28.26 to $36.33, as compared to the Offer Price of $31.00 per Share of the Company’s common stock in the Transactions pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Houlihan Lokey performed a discounted cash flow analysis of the Company based on the Updated Company Projections and the Terminal Year EBITDA Cases. Houlihan Lokey applied perpetual growth rates ranging from 1.5% to 2.5% and discount rates ranging from 10.0% to 12.0%. The discounted cash flow analysis indicated implied value reference ranges per Share of the Company’s common stock of $27.43 to $39.20 based on the Base Case and $22.73 to $32.12 based on the Midcycle Case, as compared to the Offer Price of $31.00 per Share of the Company’s common stock in the Transactions pursuant to the Merger Agreement.

Other Matters

Houlihan Lokey was engaged by the Company to provide an opinion to the Board of Directors as to the fairness, from a financial point of view, to the holders of the Company’s common stock, other than Parent, Purchaser and their respective affiliates, of the Offer Price to be received by such holders in the Transactions pursuant to the Merger Agreement. The Company engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Pursuant to its engagement by the Company, Houlihan Lokey became entitled to a fee of $1.0 million upon the delivery of its opinion. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the Transactions. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and will indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent or any other party that may be involved in the Transactions and their respective affiliates or security holders or any currency or commodity that may be involved in the Transactions.

Houlihan Lokey and certain of its affiliates in the past provided investment banking, financial advisory and/or other financial or consulting services to the Company and KPS, an affiliate of Parent, or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, KPS (collectively, with KPS, the “KPS Group”), for which Houlihan Lokey and its affiliates have received compensation, including, among other things, during the last two years (i) having acted as financial advisor to an affiliate of Heritage Home Group, then a member of the KPS Group, in connection with a Section 363 asset sale, which was completed in 2018, and (ii) having provided valuation advisory services to certain members of the KPS Group, for which such financial advisory and such valuation advisory services Houlihan Lokey received aggregate fees of approximately $4.5 million. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, members of the KPS Group, other participants in the Transactions or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of Houlihan Lokey’s and their respective employees may have committed to invest in private equity or other investment funds managed or advised by KPS, other participants in the Transactions or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the KPS Group, other participants in the Transactions or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, members of the KPS Group, other participants in the Transactions or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender all of the Shares that they hold of record or beneficially own in the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Neither Tower nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Tower’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Tower, for which services no additional compensation will be paid.

As noted above, pursuant to its engagement by the Company, J.P. Morgan received a fee from the Company of $2.25 million for the delivery of its opinion. The Company has also agreed to pay J.P. Morgan a transaction fee of $12.0 million, against which the opinion fee will be credited, upon the consummation of the Merger. The Company has also agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and expenses of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

As noted above, pursuant to its engagement by the Company, Houlihan Lokey became entitled to a fee of $1.0 million upon the delivery of its opinion. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the Transactions. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and will indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to Houlihan Lokey’s engagement.

The information set forth in “Item 4. The Solicitation or Recommendation—Opinions of Financial Advisors” is incorporated herein by reference.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected during the past 60 days by the Company, or, to the best knowledge of the Company, by any of the Company’s directors, executive officers, subsidiaries or affiliates of the Company.

Item 7.	Purposes of the Transactions and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that:

•	relate to a tender offer or other acquisition of our securities by the Company, any subsidiary of the Company or any other person; or

•	would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Notwithstanding the foregoing, during the Go-Shop Period, the Company and the Company’s subsidiaries and their respective representatives, subject to certain conditions, have the right to, directly or indirectly: (w) initiate, solicit and encourage any acquisition proposal or any inquiry, discussion, offer or request that constitutes or could reasonably be expected to lead to an acquisition proposal, (x) provide access to non-public information to any person or entity pursuant to an acceptable confidentiality agreement, (y) grant a waiver with respect to certain “standstill” obligations, and (z) engage or enter into or continue in any discussions or negotiations with any person or entity or groups of persons or entities with respect to any acquisition proposal.

Starting immediately after 12:01 a.m. (New York City time) on August 16, 2019 (or, with respect to any Excluded Party (as defined below), at 12:01 a.m. (New York City time) on the tenth day after the date on which the Go-Shop Period ends) (the “No-Shop Period Start Date”), the Company will become subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals and to provide non-public information to, waive “standstill obligations” of and engage in discussions or negotiations with third parties regarding alternative acquisition proposals, except that the Company may continue to engage in the activities described in clauses (x) and (z) of the paragraph above with third parties from whom the Company has received an acquisition proposal during the Go-Shop Period that the Board of Directors has determined in good faith (after consultation with the Company’s financial advisors and outside legal counsel), not later than the end of the Go-Shop Period, constitutes or is reasonably likely to lead to a Superior Proposal (each such person, subject to certain exceptions, an “Excluded Party”).

Notwithstanding the limitations applicable after the No-Shop Period Start Date, during that period the Company may under certain circumstances provide information to and participate in discussions or negotiations with respect to any unsolicited, bona fide written acquisition proposal that our Board of Directors has determined constitutes or would reasonably be expected to lead to a Superior Proposal and has determined that the failure to take such actions would be inconsistent with our Board of Directors’ fiduciary duties to the Company’s stockholders under applicable law. In general, a “Superior Proposal” is an acquisition proposal for at least 50% of the consolidated assets, net income, net revenues, or equity of the Company which our Board of Directors determines in good faith to be more favorable from a financial point of view to the Company’s stockholders than the Offer and the Merger and that our Board of Directors in good faith determines is reasonably likely to be timely completed in accordance with its terms, in each case, taking into account all financial, regulatory, legal and other aspects of the proposal that our Board of Directors determines to be relevant and after receiving the advice of a financial advisor (which will be a nationally recognized investment banking firm) and outside legal counsel.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation.

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation,” which is incorporated by reference herein.

Conditions of the Offer.

The information set forth in Section 13—“Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, is incorporated herein by reference.

Stockholder Approval Not Required.

On July 12, 2019 our Board of Directors unanimously (i) determined that it is advisable and in the best interests of the Company and its stockholders to enter into the Merger Agreement and to consummate the Merger and the Transactions contemplated thereby, including, without limitation, the Offer and the Merger, (ii) determined that the Merger Agreement and the Transactions contemplated thereby, including, without limitation, the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (iii) approved and declared advisable the Merger Agreement, the Merger, the Offer and the other Transactions contemplated thereby, in each case, in accordance with the DGCL, (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (v) recommended that the stockholders of the Company accept the Offer and tender their Shares in and pursuant to the Offer. If the Minimum Tender Condition is satisfied, subject to the satisfaction or waiver of the other conditions to the Offer, which are described in Section 13—“Conditions of the Offer” of the Offer to Purchase, and the Merger, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws.

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. Section 203 of the DGCL contains certain such restrictions on business combinations. However, Tower has elected not to be governed by the provisions of Section 203 of the DGCL in its certificate of incorporation. As a result, the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Offer, the Merger or the other Transactions.

Notice of Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time will be entitled to appraisal rights under Section 262 of the DGCL, provided they comply with the applicable statutory procedures under Section 262. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL. The following summary is not a complete statement of the law pertaining to appraisal rights and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex III. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker, bank or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. In addition, all references in this summary to the Offer Price shall be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under Section 262 of the DGCL, if the Merger is completed, holders of Shares who hold their Shares immediately prior to and through the Effective Time and who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described below, interest on the difference between the amount determined to be the fair value and the amount paid to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The “fair value” of the Shares as so determined by the Delaware Court of Chancery could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights required under Section 262 of the DGCL and a copy of Section 262 is attached hereto as Annex III. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL WILL RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is August 15, 2019), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the effective date of the Merger.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Tower, as the Surviving Corporation in the Merger, will deliver a notice of the Effective Time of the Merger to all holders of Shares within ten days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, if such notice of the effective date of the Merger is sent later than the later of the consummation of the Offer and 20 days following the date of mailing of this Schedule 14D-9, such notice will only be sent to stockholders who are entitled to appraisal rights and have demanded appraisal in accordance with the first bullet above. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to demand appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

As noted in the first bullet above, a holder of Shares wishing to exercise his, her or its appraisal rights must, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, make a written demand for appraisal of such holder’s Shares. All written demands for appraisal should be addressed to Tower International, Inc., 17672 Laurel Park Drive North, Suite 400 E, Livonia, Michigan 48152, Attention: Nanette Dudek, Vice President Legal Affairs & Compliance and Secretary. The written demand for appraisal must be executed by or on behalf of the record holder of Shares, fully and correctly, as his, her or its name appears on his, her or its stock certificates, and must reasonably inform us of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely and properly made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, that holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender their Shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. We are under no obligation to and have no present intention to file a petition, and holders should not assume that we will file a petition or that we will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective date of the Merger, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth (i) the aggregate number of Shares (other than any excluded stock (as defined in Section 251(h)(6)d of the DGCL)) that were the subject of, and were not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and (ii) the aggregate number of holders of such Shares. Such statement must be mailed within ten days after a written request therefor has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of such Shares may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the timely filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery, and (b) interest theretofore accrued, unless paid at that time.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware

Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering exercising their appraisal rights should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although we believe that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. We do not anticipate, and Parent does not anticipate, offering more than the Offer Price to any stockholder exercising appraisal rights, and we reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. When the fair value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates or in the case of holders of uncertificated stock, forthwith. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Delaware Court of Chancery may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and levied upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the effective date of the Merger, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the effective date of the Merger.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price). A stockholder will fail to perfect, or effectively lose or withdraw, such stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the Merger. Moreover, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless either (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

A stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must NOT tender your Shares in the Offer and must comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of our stockholders to seek appraisal under the DGCL is qualified in its entirety by reference to Section 262 of the DGCL. The proper and timely exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to this Schedule 14D-9.

Antitrust Compliance.

U.S. Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information and documents have been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be (a) shortened if the reviewing agency grants “early termination”, (b) restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (c) extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires ten days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The acquiring person and the Company each filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 25, 2019 and the 15 day waiting period expired effective August 9, 2019 at 11:59 P.M. (eastern time). The Antitrust Division and the FTC assess the legality under the United States antitrust laws of transactions such as the acquisition of the Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such Transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the acquiring person and/or the Company. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Other Antitrust Approvals

The Company and certain of its subsidiaries conduct business in certain countries outside of the United States. Other competition agencies with jurisdiction over the Transactions could also initiate action to challenge or block the Transactions. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under applicable antitrust laws challenging or seeking to enjoin the Transactions before the Transactions are consummated. Neither Parent nor the Company can be sure that a challenge to the Transactions will not be made or that, if a challenge is made, that Parent and/or the Company, as applicable, will prevail.

Cautionary Statement Regarding Forward-Looking Statements.

This document contains forward-looking information related to the Company, Parent and the proposed acquisition. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. All of the statements in this document, other than historical facts, are forward-looking statements and are based on a number of assumptions that could ultimately prove inaccurate. Forward-looking statements in this document include, among other things, statements with respect to the anticipated timing of the completion of the proposed acquisition and its potential benefits, as well as Parent’s plans, expectations and intentions and projected business, results of operations and financial condition. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the Company’s actual results may differ materially from its expectations or projections. The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements: (1) risks related to the satisfaction of the conditions to closing the proposed acquisition in the anticipated timeframe or at all, including uncertainties as to how many Shares will be tendered in the Offer and the possibility that the acquisition does not close, (2) the possibility that alternative acquisition proposals will be made, (3) the possibility that the Company will terminate the Merger Agreement to enter into an alternative business combination, (4) the possibility that various closing conditions may not be satisfied and required regulatory approvals may not be obtained, (5) the risk that the Merger Agreement may be terminated in circumstances requiring the Company to pay a termination fee, (6) the risk of litigation and regulatory actions related to the proposed acquisition, which may delay the proposed acquisition, and (7) risks regarding the failure to obtain the necessary financing to complete the proposed acquisition. Other factors that could cause actual results to differ materially from those matters expressed in or implied by such forward-looking statements are set forth under “Risk Factors” in the Company’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, the Schedule TO and other tender offer documents filed by Parent and its affiliates. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except as required by applicable law or regulation, the Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events, circumstances or otherwise. The Company’s filings with the SEC are available publicly on the SEC’s website at www.sec.gov, or on the Company’s website at https://towerinternational.com/ under the “Investors” section.

The Company acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbor protections created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.

Annual and Quarterly Reports.

For additional information regarding the business, the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 and other Company filings made with the SEC.

Item 9.	Exhibits.

(a)(1)	Offer to Purchase, dated August 15, 2019 (filed as Exhibit (a)(1)(A) to the Schedule TO of Purchaser and Parent, filed with the SEC on August 15, 2019 (the “Schedule TO”) and incorporated herein by reference)

(a)(2)	Form of Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference)

(a)(3)	Form of Notice of Guaranteed Delivery (filed as Exhibit (a)(1)(C) to the Schedule TO and incorporated herein by reference)

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as Exhibit (a)(1)(D) to the Schedule TO and incorporated herein by reference)

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as Exhibit (a)(1)(E) to the Schedule TO and incorporated herein by reference)

(a)(6)	Text of Summary Advertisement, as published in the Wall Street Journal, dated August 15, 2019 (filed as Exhibit (a)(1)(F) to the Schedule TO and incorporated herein by reference)

(a)(7)	Joint press release, dated July 12, 2019, issued by the Company and Parent related to the proposed acquisition of the Company (filed as Exhibit 99.1 to the Company’s Schedule 14D-9C filed with the SEC on July 12, 2019 and incorporated herein by reference)

(a)(8)	Email to Company Colleagues dated July 12, 2019 from the President and Chief Executive Officer of the Company (filed as Exhibit 99.2 to the Company’s Schedule 14D-9C filed with the SEC on July 12, 2019 and incorporated herein by reference)

(a)(9)	2010 Equity Incentive Plan FAQ for the Company’s colleagues, dated August 5, 2019 (filed as Exhibit 99.1 to the Company’s Schedule 14D-9C filed with the SEC on August 5, 2019 and incorporated herein by reference)

(a)(10)	Opinion dated July 12, 2019 of J.P. Morgan to the Board of Directors of the Company (included as Annex I to this Schedule 14D-9)

(a)(11)	Opinion dated July 12, 2019 of Houlihan Lokey to the Board of Directors of the Company (included as Annex II to this Schedule 14D-9)

(e)(1)	Agreement and Plan of Merger, dated July 12, 2019, by and among Company, Parent and Purchaser (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 12, 2019 and incorporated herein by reference)

(e)(2)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 21, 2019 (incorporated by reference to the Company’s Annual Report on Definitive Proxy Statement on Schedule 14A filed with the SEC on March 21, 2019)

(e)(3)	Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers, from the Company’s Current Report on Form 8-K filed with the SEC on June 17, 2019 (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 17, 2019)

(e)(4)	Item 1.01 Entry into a Material Definitive Agreement, from the Company’s Current Report on Form 8-K filed with the SEC on July 12, 2019 (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on July 12, 2019)

(e)(5)	Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers, from the Company’s Current Report on Form 8-K filed with the SEC on July 12, 2019 (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on July 12, 2019)

(e)(6)	Form of 2010 Equity Incentive Plan (filed as Exhibit 10.28 to Amendment No. 9 to the Company’s Registration Statement on Form S-1 (No. 333-165200) and incorporated herein by reference)

(e)(7)	Amendment to the Tower International, Inc. 2010 Equity Incentive Plan (filed as Exhibit 10.71 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2017 and incorporated herein by reference)

(e)(8)	Form of Restricted Stock Award Agreement (filed as Exhibit 10.29 to Amendment No. 8 to the Company’s Registration Statement on Form S-1 (No. 333-165200) and incorporated herein by reference)

(e)(9)	Form of Restricted Stock Unit Award Agreement (filed as Exhibit 10.30 to Amendment No. 8 to the Company’s Registration Statement on Form S-1 (No. 333-165200) and incorporated herein by reference)

(e)(10)	Form of Restricted Stock Unit Award Agreement (filed as Exhibit 10.30.1 to Amendment No. 8 to the Company’s Registration Statement on Form S-1 (No. 333-165200) and incorporated herein by reference)

(e)(11)	Form of Restricted Stock Unit Award Agreement for directors (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 and incorporated herein by reference)

(e)(12)	Form of Restricted Stock Unit Award Agreement for employees (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 and incorporated herein by reference)

(e)(13)	Form of Nonqualified Stock Option Grant Agreement (filed as Exhibit 10.31 to Amendment No. 8 to the Company’s Registration Statement on Form S-1 (No. 333-165200) and incorporated herein by reference)

(e)(14)	Form of Nonqualified Stock Option Grant Agreement (filed as Exhibit 10.31.1 to Amendment No. 8 to the Company’s Registration Statement on Form S-1 (No. 333-165200) and incorporated herein by reference)

(e)(15)	Form of Incentive Stock Option Grant Agreement (filed as Exhibit 10.32 to Amendment No. 8 to the Company’s Registration Statement on Form S-1 (No. 333-165200) and incorporated herein by reference)

(e)(16)	Form of Award Letter, Tower Automotive, LLC 2010 Long-Term Incentive Program (filed as Exhibit 10.35 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (No. 333-165200) and incorporated herein by reference)

(e)(17)	Form of Award Letter, Tower Automotive, LLC Special Incentive Program (filed as Exhibit 10.36 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (No. 333-165200) and incorporated herein by reference)

(e)(18)	Form of Amendment to Form of Award Letter, Tower Automotive, LLC 2010 Long-Term Incentive Program (filed as Exhibit 10.53 to Amendment No. 9 to the Company’s Registration Statement on Form S-1 (No. 333-165200) and incorporated herein by reference)

(e)(19)	Form of Performance Award Agreement (filed as Exhibit 10.74 to the Company’s Annual Report on Form 10-K filed with the SEC on March 7, 2013 and incorporated herein by reference)

(e)(20)	Form of Performance Award Agreement (filed as Exhibit 10.65 to the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2015 and incorporated herein by reference)

(e)(21)	Form of Performance Award Agreement (filed as Exhibit 10.62 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2018 and incorporated herein by reference)

(e)(22)	Form of Performance Award Agreement (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2019 and incorporated herein by reference)

(e)(23)	Second Amended and Restated Employment Agreement, dated as of August 31, 2016, between Tower Automotive Operations USA I, LLC and James C. Gouin (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 1, 2016 and incorporated herein by reference)

(e)(24)	Letter Agreement, dated January 30, 2018, between James C. Gouin and the Company (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2018 and incorporated herein by reference)

(e)(25)	Amendatory Agreement, dated as of July 12, 2019, to the Second Amended and Restated Employment Agreement, dated as of August 31, 2016, between Tower Automotive Operations USA I, LLC and James C. Gouin (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 12, 2019 and incorporated herein by reference)

(e)(26)	Amended and Restated Employment Agreement, dated as of August 31, 2016, between Tower Automotive Operations USA I, LLC and Jeffrey Kersten (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 1, 2016 and incorporated herein by reference)

(e)(27)	Letter Agreement, dated January 30, 2018, between Jeffrey Kersten and the Company (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2018 and incorporated herein by reference)

(e)(28)	Amendment to Employment Agreement, dated as of August 31, 2016, between Jeffrey Kersten and Tower Automotive Operations USA I, LLC (filed as Exhibit 10.61 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2018 and incorporated herein by reference)

(e)(29)	Amendatory Agreement, dated as of July 12, 2019, to the Amended and Restated Employment Agreement, dated as of August 31, 2016, between Tower Automotive Operations USA I, LLC and Jeffrey Kersten (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 12, 2019 and incorporated herein by reference)

(e)(30)	Employment Agreement, dated as of May 31, 2019, between Reid Southby and Tower Automotive Operations USA I, LLC (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 17, 2019 and incorporated herein by reference)

(e)(31)	Employment Agreement, dated as of November 7, 2017, between Mark R. Flynn and Tower Automotive Operations USA I, LLC (filed as Exhibit 10.71 to the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2019 and incorporated herein by reference)

(e)(32)	Letter Agreement, dated as of February 27, 2018, between Mark R. Flynn and the Company (filed as Exhibit 10.73 to the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2019 and incorporated herein by reference)

(e)(33)	Amended and Restated Employment Agreement, dated as of December 18, 2018, between Nanette Dudek and Tower Automotive Operations USA I, LLC (filed as Exhibit 10.72 to the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2019 and incorporated herein by reference)

(e)(34)	Letter Agreement, dated as of February 27, 2018, between Nanette Dudek and the Company (filed as Exhibit 10.74 to the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2019 and incorporated herein by reference)

(e)(35)	Amendatory Agreement, dated as of July 12, 2019, to the Amended and Restated Employment Agreement, dated as of December 18, 2018, between Tower Automotive Operations USA I, LLC and Nanette Dudek (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 12, 2019 and incorporated herein by reference)

(e)(36)	Employment Agreement, dated as of January 19, 2017, between Tower Automotive Operations USA I, LLC and Pär O.H. Malmhagen (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2017 and incorporated herein by reference).

(e)(37)	Amendment to Employment Agreement, dated as of January 19, 2017, between Pär Malmhagen and Tower Automotive Operations USA I, LLC (filed as Exhibit 10.60 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2018 and incorporated herein by reference).

(e)(38)	Separation and General Release Agreement, entered into on July 10, 2019, between Pär Malmhagen and Tower Automotive Operations USA I, LLC (filed as Exhibit 99.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on July 25, 2019 and incorporated herein by reference).

(e)(39)	Second Amended and Restated Employment Agreement, dated as of January 19, 2017, between Tower Automotive Operations USA I, LLC and Michael Rajkovic (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2017 and incorporated herein by reference).

(e)(40)	Separation and General Release Agreement, entered into on December 24, 2018, between Michael Rajkovic and Tower Automotive Operations USA I, LLC (filed as Exhibit 10.71 to the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2019 and incorporated herein by reference)

(e)(41)	Form of Indemnification Agreement (filed as Exhibit 10.24 to Amendment No. 8 to the Company’s Registration Statement on Form S-1 (No. 333-165200) and incorporated herein by reference)

(e)(42)	Confidentiality Agreement, dated September 19, 2018, between Autokiniton Global Group, Inc. and the Company (filed as Exhibit (d)(3) to the Schedule TO and incorporated herein by reference)

(e)(43)	Amendment to Confidentiality Agreement, dated January 31, 2019, between Autokiniton Global Group, Inc. and the Company (filed as Exhibit (d)(4) to the Schedule TO and incorporated herein by reference)

(e)(44)	Clean Team Confidentiality Agreement, dated May 31, 2019, between Autokiniton Global Group, Inc and the Company (filed as Exhibit (d)(5) to the Schedule TO and incorporated herein by reference)

(e)(45)	Clean Team Termination Agreement, dated July 12, 2019, between Autokiniton Global Group, Inc and the Company (filed as Exhibit (d)(6) to the Schedule TO and incorporated herein by reference)

(e)(46)	Exclusivity Agreement, dated July 6, 2019, between Parent and the Company (filed as Exhibit (d)(7) to the Schedule TO and incorporated herein by reference)

Annex I	Opinion dated July 12, 2019 of J.P. Morgan Securities LLC to the Board of Directors of Tower International, Inc.

Annex II	Opinion dated July 12, 2019 of Houlihan Lokey Capital, Inc. to the Board of Directors of Tower International, Inc.

Annex III	Section 262 of the Delaware General Corporation Law—Rights of Appraisal

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

TOWER INTERNATIONAL, INC.

By:	/s/ James C. Gouin
	Name:	James C. Gouin
	Title:	Chief Executive Officer and President

Date: August 15, 2019

Annex I

July 12, 2019

The Board of Directors

Tower International, Inc.

17672 Laurel Park Drive North, Suite 400E

Livonia, Michigan 48152

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Tower International, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of July 12, 2019 (the “Agreement”), among the Company, Autokiniton US Holdings, Inc. (the “Acquiror”) and Acquiror’s wholly-owned subsidiary, Tiger Merger Sub, Inc. (“Merger Sub”). Pursuant to the Agreement, the Acquiror, an affiliate of KPS Capital Partners, LLC (“KPS”), will cause Merger Sub or another direct or indirect wholly owned subsidiary of the Acquiror to commence a cash tender offer for any and all of the outstanding shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $31.00 in cash, net of applicable withholding, without interest (the “Consideration”). The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than (i) shares of Company Common Stock owned directly or indirectly by the Company, the Acquiror, Merger Sub (including any shares acquired in the Tender Offer) or any of their respective subsidiaries and (ii) Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”. In connection with entering into the Agreement, certain affiliates of KPS have made equity commitments to the Acquiror pursuant to an equity commitment letter, dated as of the date of the Agreement (the “Equity Commitment Letter”).

In connection with preparing our opinion, we have (i) reviewed the Agreement and a draft dated July 11, 2019 of the Equity Commitment Letter; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of Acquiror, Merger Sub or KPS (collectively, the “Acquiror Group”) or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company, the members of the Acquiror Group and any other party in the Agreement, the Equity Commitment Letter and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had, and continue to have, commercial or investment banking relationships with the Company and certain of its affiliates and certain affiliates of KPS, for which we and such affiliates have received, or will receive, customary compensation. Such services during such period have included acting as joint lead arranger and bookrunner on a credit facility amendment of an affiliate of the Company which closed in March 2019 and as financial advisor to the Company in connection with a sale transaction which closed in March 2019. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of an affiliate of the Company, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 2% of the outstanding common stock of the Company. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or members of the Acquiror Group and/or their affiliates or portfolio companies for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares into the Tender Offer or how such stockholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

J.P. Morgan Securities LLC

Annex II

[Letterhead of Houlihan Lokey Capital, Inc.]

July 12, 2019

Tower International, Inc.

17672 Laurel Park Drive N

Suite 400E

Livonia, MI 48152

Attn: Board of Directors

Dear Board of Directors:

We understand that Tower International, Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) by and among the Company, Autokiniton US Holdings, Inc. (“Parent”) and Tiger Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, (i) Merger Sub will, and Parent will cause Merger Sub to, commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (“Company Common Stock”), of the Company at a price per share of Company Common Stock of $31.00 in cash (the “Offer Price”), and (ii) as soon as practicable following the consummation of the Offer, the Company will merge with Merger Sub (the “Merger” and, together with the Offer, the “Transaction”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, each outstanding share of Company Common Stock will be converted into the right to receive an amount in cash equal to the Offer Price, and the Company will become a wholly owned subsidiary of Parent.

The Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Offer Price to be received by the holders of Company Common Stock in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders other than Parent, Merger Sub and their respective affiliates.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed a draft, dated July 11, 2019, of the Agreement;

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including (i) financial projections prepared by the management of the Company relating to the Company for the four fiscal years ending December 31, 2023 (the “Projections”), (ii) estimates prepared based on directions received from management of the Company for use in our analyses and the preparation of this Opinion, of the Company’s earnings before interest, depreciation and amortization, adjusted for certain non-recurring items, for the fiscal year ending December 31, 2024 based on two alternative assumptions (together, the “Terminal Year EBITDA Cases”), and (iii) estimates prepared based on directions received from management of the Company regarding the Company’s net operating loss tax carryforwards (“NOLs”) and the Company’s ability to utilize those NOLs to achieve future tax savings on a standalone basis (the “Estimated NOL Tax Savings”);

The Board of Directors of Tower International, Inc.

July 12, 2019

4.

spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters including, without limitation, discussions with the Company’s management and advisors regarding their solicitation of indications of interest from third parties with respect to the securities, assets, businesses or operations of the Company and their discussions and negotiations with third parties with respect thereto;

5.	compared the financial and operating performance of the Company with that of other companies with publicly traded equity securities that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.

reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that (i) the Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, (ii) the Terminal Year EBITDA Cases have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to appropriate Terminal Year EBITDA Cases for purposes of evaluating the future financial results of the Company following the period covered by the Projections based on alternative assumptions that such management have advised us and we have assumed are equally reasonable and equally likely to occur, (iii) the NOLs have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the amount of such NOLs, and (iv) the Estimated NOL Tax Savings have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the Company’s ability to utilize those NOLs to achieve future tax savings on a standalone basis. At your direction, we have assumed that the Projections, the Terminal Year EBITDA Cases, the NOLs and the Estimated NOL Tax Savings provide a reasonable basis on which to evaluate the Company and the Transaction and we have, at your direction, used and relied upon the Projections, the Terminal Year EBITDA Cases, the NOLs and the Estimated NOL Tax Savings for purposes of our analyses and this Opinion. We express no view or opinion with respect to the Projections, the Terminal Year EBITDA Cases, the NOLs, the Estimated NOL Tax Savings or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that, except as would not be material to our analyses or this Opinion (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely

The Board of Directors of Tower International, Inc.

July 12, 2019

manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Company or the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board, the Company or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to the price or range of prices at which shares of Company Common Stock may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise, including, without limitation, whether or not to tender shares of Company Common Stock pursuant to the Offer.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates have in the past provided investment banking, financial advisory and/or other financial or consulting services to the Company and KPS Capital Partners, LP (“KPS”), an affiliate of Parent, or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, KPS (collectively, with KPS, the “KPS Group”), for which Houlihan Lokey and its affiliates have received compensation, including, among other things, (i) having acted as financial advisor to an affiliate of Heritage Home Group, then a member of the KPS Group, in connection with a Section 363 asset sale,

The Board of Directors of Tower International, Inc.

July 12, 2019

which was completed in 2018, and (ii) having provided valuation advisory services to certain members of the KPS Group. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, members of the KPS Group, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by KPS, other participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the KPS Group, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, members of the KPS Group, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

We will receive a fee for rendering this Opinion, no portion of which is contingent upon the successful completion of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

This Opinion only addresses the fairness, from a financial point of view, to the holders of Company Common Stock of the Offer Price to be received by such holders other than Parent, Merger Sub and their respective affiliates in the Transaction pursuant to the Agreement and does not address any other aspect or implication of the Transaction, any related transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Offer Price to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à -vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Offer Price or otherwise. We are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the

The Board of Directors of Tower International, Inc.

July 12, 2019

appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the assessments by the Board, the Company, Parent and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to the Company, the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Company Common Stock in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders other than Parent, Merger Sub and their respective affiliates.

Very truly yours,

/s/ HOULIHAN LOKEY CAPITAL, INC.

HOULIHAN LOKEY CAPITAL, INC.

Annex III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of

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fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in

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the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

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(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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